


SEC MAIL PROCESSING
RECEIVED
AUG 1 5 2006
WASH. D.C. 213 SECTION

SUPPL

FOR IMMEDIATE RELEASE

WestJet Announces Completion of Financing for Next Six Aircraft

CALGARY, Alberta. July 31, 2006. WestJet today announced it has completed a debt financing facility (the "Facility") arranged by ING Capital LLC and supported by loan guarantees from the Export-Import Bank of the United States (Ex-Im) for US $191.1 million. The Facility, which includes ING Financial Holdings Corporation and Société Générale (Canada) as lenders, will support the purchase of five Boeing Next-Generation 737-600s and one 737-700 series aircraft.

WestJet took delivery of the first of these aircraft on July 28, 2006, and will acquire the remaining five aircraft by the end of 2006. The 737-700 series aircraft is scheduled to be delivered in December 2006.

The loan will be drawn in Canadian dollars in separate installments with 12-year terms for each aircraft. The six aircraft are part of WestJet's current agreement with Boeing and is WestJet's fourth Ex-Im Bank supported facility for aircraft.

Under the Facility, WestJet has the ability to forward fix interest and foreign exchange rates up to six months in advance of delivery.

Derek Payne, WestJet's Vice-President Finance and Corporate Services and Co-Chief Financial Officer commented today: "This financing through Ex-Im Bank is essential to the progression of our airline. As we execute this phase of our growth strategy, we have the ability to expand our fleet of Next-Generation aircraft and further enhance our financial strengths."

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -


06016011

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

Dw 8/16



FOR IMMEDIATE RELEASE


SEC MAIL PROCESSING
RECEIVED
AUG 1 5 2006
WASH, D.C.
213
SECTION

WestJet Releases 2006 Second Quarter Results

Announcing Record Second Quarter Earnings of $22.4 Million

CALGARY, Alberta. August 2, 2006. WestJet today announced its 2006 second quarter results with net earnings of $22.4 million compared to net earnings of $2.3 million achieved in the same period in 2005, an increase of 872.8 per cent. In the first six months of 2006, the airline reported net earnings of $35.2 million as compared to a net loss of $7.3 million during the first six months of 2005.

Second Quarter Overview:

- Second quarter revenue increased by 30.3 per cent to $425.4 million from $326.4 million in second quarter 2005
- Year-to-date revenue grew by 30.9 per cent to $812.9 million from $621.0 million in the same period in 2005
- Second quarter diluted earnings per share of 17 cents compared to two cents in 2005
- Year-to-date diluted earnings per share of 27 cents compared to diluted loss per share of six cents in 2005
- Second quarter load factor of 77.5 per cent, compared with 71.0 per cent in the same period in 2005
- Year-to-date load factor of 78.4 per cent, compared with 72.3 per cent during the first half of last year
- Year-to-date aircraft utilization increased from 11.6 to 12.2 block hours per day for the first two quarters of 2006 versus the first two quarters of 2005, an increase of 5.2 per cent
- Second quarter ancillary revenues, including fees and non-fare items, increased by 104.0 per cent to $17.4 million in the second quarter 2006 from $8.5 million in the same period 2005
- Year-to-date ancillary revenues for 2006 increased 71.3 per cent to $31.5 million in the second quarter of 2006 from $18.4 million in the first six months of 2005
- Record breaking on-time performance (OTP) averaged 91.6 per cent for the second quarter 2006, a 4.3 percentage point increase over the same period in 2005
- Corporate tax rate reductions resulted in recovery of $11.2 million of future income tax expense previously recognized
- Elimination of the large corporation tax, effective January 1, 2006, created a reversal of approximately $1 million in taxes previously recorded in the year
- Total number of common and variable voting shares outstanding as at June 30, 2006 was 129,578,305, compared to 128,255,922 on June 30, 2005

This quarter, we grew our capacity, measured in available seat miles (ASMs), by 18.5 per cent to 3.002 billion ASMs from 2.534 billion ASMs in the same quarter last year. Year to date, ASMs increased 14.2 per cent to 5.899 billion from 5.164 billion ASMs in the same period last year. Revenue passenger miles (RPMs) increased 29.3 per cent to 2.326 billion RPMs this quarter, from 1.798 billion in the second quarter of 2005. For the first six months of 2006, RPMs increased to 4.626 billion RPMs from 3.733 billion, an increase of 23.9 per cent over the same period in 2005.

WestJet's costs per ASM increased during the second quarter to 12.9 cents from 12.6 cents in the same period of 2005. During the first half of the year, our cost per available seat mile increased from 12.1 cents in 2005 to 12.7 cents this year. Our cost per ASM, excluding fuel, during the three months ended June 30, 2006, remained consistent at 9.4 cents from the same period in 2005. During the first six months of the year, our cost per ASM, excluding fuel, increased to 9.3 cents from 9.0 cents during the first half of 2005.

Yield (revenue per revenue passenger mile) for the quarter was 18.3 cents compared to 18.2 cents in the second quarter of 2005. However, on a stage length adjusted basis yield increased by approximately four per cent this quarter compared to the same period in 2005. During the first six months of the year, yield was 17.6 cents compared to 16.6 cents for the six months ended June 30, 2005. On a stage length adjusted basis yield increased by seven per cent during the first half of this year compared to the same period last year.

Clive Beddoe, WestJet's President and Chief Executive Officer, commented: "We have completed a profitable first six months of business for 2006 with strong second quarter results. Among our many accomplishments, a significant highlight for this period was our ability to continue to add capacity and still generate increased, and in most cases record-breaking, load factors. We successfully increased our aircraft utilization by four per cent in the second quarter of 2006 compared to the same period in 2005, and by five per cent for the six-month period ending June 30, 2006 compared to the same period ending in 2005.

"Of greater significance, we transitioned 13.5 per cent of our total capacity during the three month period ending June 30, 2006, from our winter schedule of charter and sun destinations to our Canadian domestic operations. This represents the largest single increase in domestic flying in our 10 year history and the largest seasonal reallocation of capacity we have ever undertaken. It is particularly rewarding to see this capacity being absorbed by the market even though this shift dampened our increase in yields in the short-term. We do expect to see these yields improve as we move into the third quarter.

"April to June, 2006 marked the first quarter we exclusively operated one type of aircraft, the Boeing Next-Generation 737. We now operate only 737-600s, -700s and -800s, with the average age of our fleet now being 2.3 years. The last of our old 200-series was retired on January 9, 2006.

"During the second quarter, we took possession of two Next-Generation 737-600s, bringing our total registered fleet size to 57, as at June 30, 2006. We took delivery of five 600-series and one 700-series aircraft in the first six months of 2006. As a smaller aircraft, the 600s inherently have a slightly higher cost per seat mile. However, these smaller aircraft have a lower trip cost making many of our smaller markets more viable.

"After careful analysis, we elected not to install winglets on our 600-series aircraft as the cost and time associated with their installation on these aircraft was not warranted as they are primarily used for short-haul routes.

"For the remainder of 2006 we will accept delivery of five additional 600-series and one 700-series aircraft. In 2007 we have scheduled deliveries of six 737-700s and one 737-800. In 2008 we will be receiving five 700-series and one 800-series. We have further lease options for four additional aircraft in 2009, of which three are 737-700s and one is a 737-800, with the option to convert any of the 700s to 800-series aircraft.

"The cost of jet fuel obviously remains a concern to us, however we are able to absorb these exceptionally high prices as our fuel costs have been offset by the strong Canadian dollar and the lower fuel burn associated with our young fleet of Next-Generation aircraft. These reasons, together with our higher load factors, have allowed us to cope with these fuel prices without significant increases in our fares.

"Our costs this quarter were also partially offset by the considerable increase in our non-fare revenues, including such items as buy-on-board food, liquor and headset sales. Although these items represent only 17 per cent of our $17.4 million ancillary revenues, we anticipate that these high margin revenue sources will continue to grow in the future.

"The second quarter saw the settlement of our dispute with Air Canada ending all legal proceedings between the companies, the costs of which we have fully absorbed in this second quarter.

"The launch of WestJet Vacations Inc., a wholly-owned subsidiary of WestJet, on June 1, 2006 also contributed to second quarter revenue. This new company is already exceeding targets and should continue to contribute to our results.

"We continue to build on the momentum established in the first quarter of 2006. Our accomplishments and growth will carry into the next three months, which is traditionally our strongest quarter for domestic travel. We successfully continue to add capacity, which is being absorbed by market demand. Our people remain our greatest asset, providing a guest experience that is unrivaled by our competition. We are committed to our people, guests and shareholders as we grow our fleet, add new destinations and routes, and build on the overall services that we offer."

WestJet's strong corporate health and industry-leading performance is maintained by an enviable balance sheet, reflecting a debt-to-equity ratio of 2.5 to 1 and a strong cash balance of $358.5 million. Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada.

Second Quarter 2006 Management's Discussion and Analysis of Financial Results

Forward-looking Information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate", "believe", "estimate", "intend", "expect", "may", "will", "should", or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expense divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Quarterly unaudited financial information
(In millions except per share data)

	Three Months Ended			
	Jun. 30 2006	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005
Total revenues	$ 425	$ 388	$ 368	$ 406
Net earnings	$ 22	$ 13	$ 1	$ 30
Basic earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.24
Diluted earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.23

	Three Months Ended			
	Jun. 30	Mar. 31	Dec. 31	Sept. 30

	2005	2005	2004 (1)	2004
Total revenues	$ 326	$ 295	$ 274	$ 310
Net earnings (loss)	$ 2	$ (10)	$ (46)	$ 21
Basic earnings (loss) per share	$ 0.02	$ (0.08)	$ (0.37)	$ 0.17
Diluted earnings (loss) per share	$ 0.02	$ (0.08)	$ (0.37)	$ 0.17

(1) Includes writedown of $47,577,000 related to 200-series fleet impairment

Highlights

The second quarter of 2006 marked significant accomplishments for our Company. The combined successes of our first and second quarter saw record high profits, to date, for 2006. In what is traditionally a weak first quarter, we achieved strong results through increased flights to our scheduled transborder and charter destinations. This seasonal and strategic deployment of our aircraft optimized the use of our fleet and positioned us to take advantage of the significant winter demand from Canadians for warmer vacation destinations. Early in the second quarter, we reallocated a significant amount of this capacity to the domestic market within Canada in preparation for the summer demand, which is typically our most profitable period. Because of the successful transition of capacity, we completed the second quarter of 2006 with strong financial and operational performance that was facilitated by upward revenue and booking trends.

During this quarter, our net income rose to $22.4 million, compared to $2.3 million in the same period in 2005. Similarly, our year-to-date net income climbed to $35.2 million from a net loss of $7.3 million in the same period last year.

Over the past several years, the airline industry has been challenged by spiralling jet fuel prices and highly competitive pricing. While the cost of jet fuel remained persistently high, we saw a very positive trend in our bookings, with travellers willing to pay higher fares in recognition of our higher cost of fuel. We are clearly seeing strong demand for air travel which is reflected in our improved load factors and stronger revenue per revenue passenger mile (yield). Again, this has been achieved in the face of our continuing increase in capacity.

Our load factor for the second quarter of 2006 increased by 6.5 percentage points to 77.5 per cent, as compared to 71.0 per cent in the second quarter of 2005. Our year-to-date load factor increased by 6.1 percentage points to 78.4 per cent, versus 72.3 per cent for the same period last year. Our yield rose by 0.5 per cent to 18.3 cents in the second quarter of 2006, as compared to 18.2 cents in the second quarter of 2005. Yield increased to 17.6 cents for the six months ended June 30, 2006, an increase of 6.0 per cent from 16.6 cents for the same period in 2005. With our increased stage length, however, we estimate that our yield would have decreased by approximately three per cent during the second quarter of 2006 and approximately one per cent during the six months ended June 30, 2006, compared to the same periods last year. As a result, this nets us an effective increase in yield of four per cent and seven per cent respectively.

During this quarter, we launched a new wholly owned subsidiary, WestJet Vacations Inc., providing guests with affordable, reliable and easy-to-book travel packages. By partnering with

trusted companies, WestJet Vacations Inc. will offer a wide selection of packaged air, hotel and car rentals for all of our destinations in Canada and the U.S. We are optimistic that this new endeavour will generate additional value for our guests and increase bottom line contribution, particularly as early booking trends have exceeded our expectations.

In May 2006, we incurred a one-time charge totalling $15.6 million to fully settle our lawsuit with Air Canada. Under this settlement, we agreed to pay Air Canada's investigation and litigation costs of $5.5 million and make a donation of $10 million in the name of Air Canada and WestJet to various children's charities across the country. This settlement also provided for Air Canada and WestJet to withdraw their respective claims against each other and terminated all legal proceedings between the parties. These costs, along with other settlement costs totalling $100,000, have been segregated as a non-operating expense under non-recurring expenses in our consolidated financial statements.

To efficiently control our costs, we are continuously assessing the economic feasibility of our projects to ensure that their long-term benefits will outweigh their costs. In performing a re-assessment of our initiatives to install winglets on our 737-600 aircraft, we considered factors such as the resulting payback period on our upfront investment, as well as the operating efficiencies we have experienced on our 737-700s and 737-800s already equipped with winglets. From this data, we have determined that due to the shorter stage length that our 600-series aircraft will fly, the benefits of installing winglets on these smaller aircraft will be less significant than on our 700- and 800-series, which has led us to discontinue this program on this series of aircraft. Upon commencement of this initiative we capitalized the winglet certifications costs on the 600-series. As a result of the abandonment of this program on our 600-series, we incurred a one-time charge of approximately $609,000 in our maintenance expense in the second quarter of 2006 related to costs previously capitalized for this program.

Positive Trends

During the second quarter, our total revenues increased by 30.3 per cent to $425.4 million, up from $326.4 million in the second quarter of last year. This was generated from increased capacity, higher load factors and somewhat higher fares.

Our average scheduled net leg fare during the three months ended June 30, 2006 was approximately $146 as compared to approximately $141 in the second quarter of 2005. Similarly, our average scheduled net leg fare for the six-month period ended June 30, 2006 was approximately $140 versus approximately $127 in the same period last year.

Another key industry measure to analyze our revenue is revenue per available seat mile (RASM). Our RASM performance reflects the combined impact of our increased load factors and average fare. In spite of increasing our capacity by 18.5 per cent during the second quarter of 2006 from the second quarter of 2005, our RASM still increased by 10.1 per cent to 14.2 cents for the three months ended June 30, 2006, from 12.9 cents in the same quarter last year. For the six months ended June 30, 2006, RASM increased to 13.8 cents, a 15.0 per cent increase from the same period in the previous year; however this greater increase came about as a result of the failure of a competitor in early 2005.

Cost Management

Cost per available seat mile (cents)	Three months ended June 30 2006	Three months ended June 30 2005	% increase (decrease)
Aircraft fuel	3.5	3.2	9.4%
Airport operations	2.1	2.0	5.0%
Flight operations and navigational charges	1.9	1.8	5.6%
Sales and marketing	1.3	1.3	0.0%
Depreciation and amortization	0.9	1.0	(10.0%)
General and administration	0.7	0.7	0.0%
Aircraft leasing	0.6	0.6	0.0%
Maintenance	0.6	0.8	(25.0%)
Interest expense	0.6	0.5	20.0%
Inflight	0.5	0.5	0.0%
Guest services	0.2	0.2	0.0%
	12.9	12.6	2.4%

Cost per available seat mile (cents)	Six months ended June 30 2006	Six months ended June 30 2005	% increase (decrease)
Aircraft fuel	3.4	3.1	9.7%
Airport operations	2.1	2.1	0.0%
Flight operations and navigational charges	1.8	1.7	5.9%
Sales and marketing	1.2	1.0	20.0%
Depreciation and amortization	0.9	1.0	(10.0%)
General and administration	0.7	0.7	0.0%
Aircraft leasing	0.6	0.5	20.0%
Maintenance	0.6	0.8	(25.0%)
Interest expense	0.6	0.5	20.0%
Inflight	0.5	0.5	0.0%
Guest services	0.3	0.2	50.0%
	12.7	12.1	5.0%

As at June 30, 2006 we had a registered fleet of 57 Boeing Next-Generation 737 aircraft, with an average age of 2.3 years. Having the newest most efficient fleet in North America provides us with several advantages such as higher fuel efficiency and reduced maintenance costs.

In addition, these new aircraft provide the ability to fly longer distances than we previously could have flown with our 737-200 aircraft, the last of which was retired on January 9, 2006. Presently, 86 per cent of our current fleet is comprised of 737-700s and 737-800s, which we primarily deploy on our long-haul routes. The composition of our fleet is now better able to accommodate longer-haul flights on transborder destinations and on non-stop routes within Canada.

Our longer-haul flying during the first half of 2006, has translated into an increase in our overall average stage length. Our average stage length increased to 831 miles in the second quarter of this year from 792 miles in the same period last year, a growth of almost five per cent. On a year-to-date basis, our average stage length increased by approximately two per cent to 827 miles as compared to 812 miles during the same period last year. Flights over longer distances generate unit cost benefits such as fixed costs being distributed over more miles flown. Taking into account the impact of the increase in our average stage length, we estimate our CASM should have decreased by approximately three per cent to 12.2 cents during the second quarter of 2006, compared to the same period last year, and approximately one per cent to 12.0 cents during the first six months of this year in comparison to the first six months of 2005. However, as a result of increased variable costs, primarily fuel prices, our CASM climbed at a rate of 2.4 per cent to 12.9 cents per ASM for the three months ended June 30, 2006 from 12.6 cents per ASM for the same quarter last year. Similarly, our year-to-date CASM in the current year increased 5.0 per cent to 12.7 cents from 12.1 cents in the previous year.

Rising fuel costs continue to contribute to difficulties in our industry and remain the single biggest challenge on our costs. Fuel, representing approximately 27 per cent of our total operating expenses, is the one item of expenditure that is difficult for us to control and recover through our operations; however as fuel is denominated in US dollars, the escalation in our fuel costs have been mitigated significantly by the strengthening Canadian dollar. The raw cost of fuel however did increase by 16.5 per cent for the second quarter compared to the same quarter last year, and 19.5 per cent for the first half of this year versus the first six months of 2005.

Although we have been successful in increasing our average fares, the growth in the price of jet fuel remains a concern. However, our RASM increased by 10.1 per cent for the second quarter of 2006 and 15.0 per cent for the first six months of 2006, compared to the same periods last year, while our total CASM (including fuel) only increased by 2.4 per cent.

To reduce our risk related to volatility in jet fuel prices, we occasionally enter into short-term and long-term financial and physical derivatives. During the first quarter of 2006, we recognized a net loss of $2.2 million included in aircraft fuel expense from various hedging transactions. A net loss of $61,400 associated with aircraft fuel hedging transactions has also been recognized in the current quarter. We have no outstanding hedges as at June 30, 2006.

While we cannot accurately predict fuel prices, we have been proactive in creating a more resilient operating structure by investing in a fleet of new fuel-efficient aircraft to help minimize these costs to the extent possible. Along with the fuel-saving advantages of these aircraft, we also benefit from lower maintenance costs of operating new aircraft.

Our maintenance CASM was reduced by 25.0 per cent to 0.6 cents per ASM, for both the quarter and year-to-date periods ended June 30, 2006, and from 0.8 cents in both comparative periods in 2005. This is the first quarter we operated exclusively with Next-Generation aircraft, as we retired the last of our older 200-series aircraft in the first quarter of 2006. At the end of this quarter, we operated the youngest fleet in North America, consisting of eight 737-600 aircraft, 44 737-700 aircraft and five 737-800 aircraft. At the end of the same quarter last year, we were still operating 16 737-200 aircraft.

As with any new capital investment, the significant portion of ownership benefits is normally realized upfront during the early years of possession. This is due to the inherently lower costs of maintenance, particularly with regards to the costs of items which are being covered by warranties. As our fleet ages, we expect our overall maintenance costs to increase as our Next-Generation aircraft come off their warranty periods. As at June 30, 2006, we had six aircraft no longer under general warranty protection, with an additional eight aircraft coming off of general warranty by the end of this year. Generally, our higher maintenance cost is offset by a lower interest cost on our purchased aircraft due to the speed with which our principal redemption is taking place.

Our costs associated with airport operations represent our second largest expenditure, comprising approximately 16 per cent of our total operating costs during the second quarter of this year, and approximately 17 per cent of our total operating costs during the first six months of 2006. Our airport operations CASM increased by 5.0 per cent this quarter over the comparative quarter of 2005. This was primarily driven by higher airport fees associated with operating a fleet comprised of heavier aircraft, and by increased flying to the more expensive transborder destinations, since the second quarter of last year.

Although our quarterly unit costs associated with airport operations have increased, our year-to-date CASM for these costs remained constant at 2.1 cents compared to the same period in the prior year. While in the past few years, we were overburdened by the continuous upward trend in airport rates and fees, we have experienced the first signs of this trend easing. The effects of the alleviated increases in airport rates and fees during 2006 have moderated our higher cost of operating heavier aircraft thus far. While we expect that airport rates and fees may not remain stable in the long-term, we remain confident that their costs should remain stable in the short-term.

Aircraft leasing unit costs for this quarter remained consistent with the same quarter last year at 0.6 cents per ASM. However, for the six months ended June 30, 2006, we experienced an increase of 20.0 per cent in our cost per ASM from the same period in 2005. During the six-month period ended June 30, 2005 we intermittently received five 737-800s and three 737-700s. For the first half of 2006, we incurred lease payments on all of these same aircraft.

For the three and six months ended June 30, 2006, our depreciation and amortization CASM decreased by 10.0 per cent from both comparative periods in the previous year, as a result of one-time adjustments required in conjunction with the disposals of our 737-200 capital leases.

Our future committed aircraft deliveries consist of five 600-series (one received on July 28, 2006) and one 700-series aircraft, which are to be delivered in the second half of 2006, and 11 737-700s and two 737-800s scheduled for delivery between 2007 and 2008. In the first quarter

of this year, we completed eight-year leasing arrangements with International Lease Finance Corporation for two of the 737-700 aircraft, which we will be receiving in the first three months of 2007. In addition, four of the deliveries in the later part of 2007 and the first half of 2008 are currently under a lease term-sheet agreement that we finalized in July 2006 with Singapore Aircraft Leasing Enterprise (SALE) for three 737-700 and one 737-800 aircraft. Under this same agreement, we also have options for three 700-series and one 800-series aircraft for delivery in 2009. Furthermore, we have the option to convert any of the 737-700 aircraft commitments into a 737-800 aircraft. Lease terms are for eight years for the 700-series and 10 years for the 800-series.

As we investigate financing alternatives to support our aircraft acquisitions, we focus on minimizing costs while maintaining flexibility to accommodate our operational growth plans. Leasing is a desirable alternative financing method that has several benefits such as safeguarding from the obsolescence that would otherwise occur with owned assets and conservation of up-front capital. While approximately a third of the aircraft in our fleet are financed through operating leases, when possible, we take advantage of attractive low-cost, long-term debt financing to purchase the majority of our aircraft.

Interest CASM has increased by 20.0 per cent for both the three and six months ended June 30, 2006 to 0.6 cents per ASM from 0.5 cents per ASM, in the same periods last year, due to the additional financing required to support our growing fleet. Since the second quarter of 2005, we have acquired an additional 13 Next-Generation aircraft by means of Canadian dollar loans supported by the Export-Import Bank of the United States (Ex-Im), ending this quarter with 39 of our aircraft financed with Ex-Im Bank guarantees. Having the support of Ex-Im Bank has allowed us to secure low interest rates on the financing for each of these aircraft, ranging between 4.62 per cent and 5.98 per cent, for all of these aircraft. The debt on these aircraft are financed over a term of 12 years and redeemed on a straight-line basis.

During the quarter, we received the last two aircraft supported under our Final Commitment with Ex-Im. Subsequent to the quarter end, we converted a portion of our Preliminary Commitment with Ex-Im Bank to a Final Commitment to cover six aircraft to be delivered between July and December 2006, the first of which we received July 28, 2006. At the same time, we successfully arranged financing facilities for all of these aircraft totalling U.S. $191.1 million, with the ability to forward fix the interest and foreign exchange rates in advance of delivery, thereby reducing our exposure to fluctuations in these rates until the time we receive the related aircraft. We have also received a Preliminary Commitment from Ex-Im to cover seven aircraft for delivery in 2007 and 2008.

Our cost of flight operations and the cost of navigational services provided by Nav Canada include costs associated with compensating our pilots, flight attendants and dispatchers. In February 2006, an overwhelming majority of our pilots voted in favour to accept a new agreement developed by the WestJet Pilots Association (WJPA) and WestJet's Flight Operations Leadership. This new agreement is for a three-year term and allows us to maintain our low-cost structure through greater productivity of our pilot group.

Under this new agreement, pilots have the choice of opting to receive various levels of cash in lieu of options as part of their compensation arrangement. Under the old pilot agreement, we were bound to issue another year of options to all of our pilots, which we fulfilled under the

May 2006 option grant. In accordance with the new agreement, for pilots that elected to receive various levels of cash in place of options for next year's option grant, we will incur a charge of approximately $1.2 million per month through to April, 2007.

As our industry continues to evolve and we continue to expand our fleet and our network, it becomes increasingly important to invest in our sales and marketing efforts to compete effectively. Sales and marketing CASM remained stable at 1.3 cents per ASM for both the second quarter in 2005 and 2006. However, our sales and marketing CASM for the current six-month period increased by 20.0 per cent to 1.2 cents per ASM from 1.0 cent per ASM in the same prior period. These increases were largely due to the advertising campaign we launched earlier this year to refresh the WestJet brand, as well as total commissions and incentives paid to our valued travel agent partners. Of the total cost, 36.4 per cent is paid to travel agents as commission. This is significantly offset by higher average fares paid by the business traveller who tends to book flights closer to the time of departure.

The current tax expense of $1.5 million combined with the future tax provision of $5.4 million, resulted in a net income tax expense of $6.9 million for the six months ended June 30, 2006. Overall our total tax expense is significantly lower than otherwise expected as the federal government, together with several provincial governments, substantively enacted corporate tax rate reductions during the second quarter. The revaluation of our future tax liability resulted in an approximate $11.2 million recovery of future income tax expense. The federal government also eliminated the large corporations tax (LCT), effective January 1, 2006, which created a reversal of approximately $1 million of LCT already accrued in the year.

Strong Financial Position and Liquidity

Our financial position and liquidity continues to remain strong as we completed the quarter with a cash balance of $358.5 million versus $259.6 million at the end of 2005, and generated a working capital ratio of 0.9 to 1 compared to 0.8 to 1 on December 31, 2005. Our debt-to-equity ratio remains at 2.5 to 1 as at June 30, 2006, similar to the debt to equity ratio we experienced at year-end 2005. This is a significant accomplishment, given the $216.2 million in additional debt we incurred since year-end 2005 that was primarily used to acquire new aircraft. When calculating our debt-to-equity ratio we include the present value of our off-balance sheet financing related to aircraft operating leases, which totalled $441.4 million at the end of this quarter. This ensures that this ratio accurately represents the leverage on our balance sheet.

For the six months ended June 30, 2006 we generated $191.6 million in net cash flow from operating activities compared to $149.8 million in the same prior-year period. Operating cash flow in the current year was largely impacted by the positive trend in our bookings and higher unit revenues we earned from the sale of our flights.

We realized a net cash inflow of $147.9 million from financing activities during the first six months of this year compared to a net cash use of $37.5 million in the same period last year. Our financing cash flow, during the current year-to-date period, was largely impacted by $216.2 million in long-term debt financing we received, principally to pay for 85 per cent of the purchase price of six aircraft supported by Ex-Im. During the same period last year, all of our aircraft acquisitions were financed through sale and operating leaseback transactions so we incurred no direct debt. During this quarter we also financed $9 million to purchase our third Next-Generation flight simulator.

Our net cash used in investing activities during the first two quarters of 2006, was $240.6 million compared to $20.0 million dollars during the first six months of 2005. Our current period investing activities primarily relate to new aircraft acquisitions.

As at July 28, 2006, we had 129,578,305 shares outstanding: 122,468,780 common voting shares and 7,109,525 variable voting shares, as well as 15,529,807 stock options outstanding.

Our contractual obligations as at June 30, 2006 for each of the next five years have not materially changed as disclosed in the annual report, December 31, 2005.

Looking Forward

The summer is the most profitable time of the year for airlines. While we are currently in the midst of this busy time, we are encouraged by our positive operating results thus far and we are optimistic that we will continue to provide a strong financial performance through a mixture of prudent cost management and a positive revenue environment. We anticipate that our accomplishments this quarter will carry on throughout the remainder of this year and beyond.

WestJet Airlines Ltd.
Consolidated Balance Sheets
June 30, 2006, December 31, 2005 and June 30, 2005 (Unaudited)
(Stated in Thousands of Dollars)

	June 30 2006	December 31 2005	June 30 2005
Assets			
Current assets:			
Cash and cash equivalents (note 3)	$ 358,465	$ 259,640	$ 240,880
Accounts receivable	12,340	8,022	8,896
Income taxes recoverable	14,409	13,909	11,541
Assets held for sale	-	-	4,268
Prepaid expenses and deposits	33,708	31,746	29,675
Inventory	6,774	6,259	4,782
	425,696	319,576	300,042
Property and equipment (note 1)	1,993,522	1,803,497	1,568,188
Other assets	94,740	90,019	82,046
	$ 2,513,958	$ 2,213,092	$ 1,950,276
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities (note 5(c))	$ 121,134	$ 100,052	$ 93,410
Advance ticket sales	202,430	127,450	163,673

Non-refundable guest credits	34,547	32,814	26,649
Current portion of long-term debt (note 2)	132,550	114,115	95,572
Current portion of obligations under capital lease (note 5(b))	346	2,466	4,242
	491,007	376,897	383,546
Long-term debt (note 2)	1,183,234	1,044,719	859,535
Obligations under capital lease (note 6(b))	1,663	1,690	861
Other liabilities (note 3)	14,548	16,982	16,624
Future income tax	108,045	102,651	75,342
	1,798,497	1,542,939	1,335,908
Shareholders' equity:			
Share capital (note 4 (a))	429,711	429,613	414,542
Contributed surplus (note 4 (e))	49,088	39,093	29,676
Retained earnings	236,662	201,447	170,150
	$ 715,461	$ 670,153	$ 614,368
Commitments and contingencies (note 5)			
	$ 2,513,958	$ 2,213,092	$ 1,950,276

WestJet Airlines Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
For the periods ended June 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Revenues:				
Guest revenues	$ 377,658	$ 287,490	$ 693,775	$ 511,301
Charter and other	44,463	37,644	113,538	107,428
Interest income	3,231	1,285	5,594	2,291
	425,352	326,419	812,907	621,020

Expenses:				
Aircraft fuel	104,543	81,358	200,045	159,027
Airport operations	62,045	51,141	126,869	108,418
Flight operations and navigational charges	56,423	44,418	105,269	86,349
Sales and marketing	39,662	32,686	72,044	52,591
Depreciation and amortization	27,781	26,351	51,832	51,876
General and administration	20,826	18,306	40,057	35,121
Aircraft leasing	17,610	15,449	36,103	27,014
Maintenance	17,163	18,352	37,600	38,548
Interest expense	16,897	13,378	32,453	26,813
Inflight	16,332	12,717	30,776	25,711
Guest services	7,471	5,704	14,983	12,607
	386,753	319,860	748,031	624,075
Earnings (loss) from operations	38,599	6,559	64,876	(3,055)
Non-operating income (expense):				
Gain (loss) on foreign exchange	(3,218)	436	(2,952)	(105)
Gain (loss) on disposal of property and equipment	(33)	42	801	83
Non recurring expenses (note 5(c))	(15,600)	-	(15,600)	-
	(18,851)	478	(17,751)	(22)
Employee profit share (note 6)	2,122	-	4,969	-
Earnings (loss) before income taxes	17,626	7,037	42,156	(3,077)
Income tax (expense) recovery (note 7):				

Current	(252)	(991)	(1,544)	3,752
Future	4,981	(3,748)	(5,397)	(7,971)
	4,729	(4,739)	(6,941)	(4,219)
Net earnings (loss)	22,355	2,298	35,215	(7,296)
Retained earnings, beginning of period	214,307	167,852	201,447	177,446
Retained earnings, end of period	$ 236,662	$ 170,150	$ 236,662	$ 170,150
Earnings (loss) per share (note 4(c)):				
Basic	$ 0.17	$ 0.02	$ 0.27	$ (0.06)
Diluted	$ 0.17	$ 0.02	$ 0.27	$ (0.06)
Operating highlights:				
Available seat miles	3,002,241,066	2,533,992,650	5,899,348,947	5,164,173,275
Revenue passenger miles	2,325,802,995	1,798,293,275	4,626,250,470	3,732,974,264
Load factor	77.5%	71.0%	78.4%	72.3%
Revenue per passenger mile (cents)	18.3	18.2	17.6	16.6
Revenue per available seat mile (cents)	14.2	12.9	13.8	12.0
Cost per passenger mile (cents)	16.6	17.8	16.2	16.7
Cost per available seat mile (cents)	12.9	12.6	12.7	12.1
Fuel consumption (litres)	146,386,704	132,626,512	288,678,322	274,090,261
Fuel cost/litre				

(cents)	71.4	61.3	69.3	58.0
Segment guests	2,700,404	2,173,899	5,321,596	4,451,299
Average stage length	831	792	827	812
Number of full time equivalent employees at quarter end	4,603	4,275	4,603	4,275
Fleet size at quarter end	57	60	57	60
Aircraft available for use	57	54	57	54

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended June 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Cash provided by (used in):				
Operating activities:				
Net earnings (loss)	$ 22,355	$ 2,298	$ 35,215	$ (7,296)
Items not involving cash:				
Depreciation and amortization	27,781	26,351	51,832	51,876
Amortization of other liabilities	(217)	(144)	(434)	(170)
Amortization of hedge settlement	347	347	695	695
(Gain) loss on disposal of property and equipment	33	(42)	(801)	(83)
Stock-based compensation expense	5,417	4,549	10,100	8,085
Issued from treasury stock	-	5,612	-	10,213
Future income				

tax expense (recovery)	(4,981)	3,748	5,397	7,971
Decrease in non-cash working capital	57,560	51,249	89,571	78,537
	108,295	93,968	191,575	149,828
Financing activities:				
Repayment of long-term debt	(30,727)	(23,927)	(59,247)	(47,829)
Increase in long-term debt	77,316	-	216,197	-
Decrease in obligations under capital lease	(84)	(1,457)	(310)	(2,888)
Increase in other liabilities	-	7,686	-	8,530
Share issuance costs	(10)	(33)	(10)	(33)
Increase in other assets	(2,059)	(4,568)	(7,707)	(8,201)
Issuance of common shares	-	7,252	-	13,496
Increase in non-cash working capital	(1,071)	(573)	(1,071)	(573)
	43,365	(15,620)	147,852	(37,498)
Investing activities:				
Aircraft additions	(58,882)	(249,748)	(218,615)	(391,118)
Aircraft disposals	40	261,460	3,760	396,678
Other property and equipment additions	(22,490)	(17,308)	(27,219)	(25,613)
Other property and equipment disposals	37	22	1,472	71

	(81,295)	(5,574)	(240,602)	(19,982)
Increase in cash	70,365	72,774	98,825	92,348
Cash, beginning of period	288,100	168,106	259,640	148,532
Cash, end of period	$ 358,465	$ 240,880	$ 358,465	$ 240,880

Cash is defined as cash and cash equivalents.

Cash interest paid during the three and six months ended June 30, 2006 were $15,713,000 (2005 - $13,356,000) and $30,491,000 (2005 - $27,061,000), respectively.

Net cash taxes paid during the three and six months ended June 30, 2006 were $1,102,000 (2005 - $463,000) and $2,044,000 (2005- $2,868,000), respectively.

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements
For the periods ended June 30, 2006 and 2005 (Unaudited)
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. Property and equipment:

June 30, 2006	Cost	Accumulated depreciation	Net book value

Aircraft	$ 1,846,743	$ 141,280	$ 1,705,463
Ground property and equipment	150,690	56,711	93,979
Spare engines and parts	84,700	10,938	73,762
Buildings	39,501	4,318	35,183
Leasehold improvements	6,519	4,273	2,246
Other assets under capital lease	2,481	445	2,036
	2,130,634	217,965	1,912,669
Deposits on aircraft	57,661	-	57,661
Assets under development	23,192	-	23,192
	$ 2,211,487	$ 217,965	$ 1,993,522

December 31, 2005			
Aircraft - Next-Generation	$ 1,619,850	$ 102,914	$ 1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts - Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Spare engines and parts - 200-series	12,547	11,128	1,419
Aircraft - 200-series	3,892	2,861	1,031
Aircraft under capital lease	19,475	19,475	-
	1,907,168	205,086	1,702,082
Deposits on aircraft	73,493	-	73,493
Assets under development	27,922	-	27,922
	$ 2,008,583	$ 205,086	$ 1,803,497

June 30, 2005			
Aircraft - Next-Generation	$ 1,312,456	$ 70,275	$ 1,242,181
Ground property and equipment	123,928	42,967	80,961
Spare engines and parts - Next-Generation	63,877	6,450	57,427
Buildings	39,636	3,332	36,304
Leasehold improvements	6,057	3,564	2,493
Spare engines and parts - 200-series	22,223	17,127	5,096
Aircraft - 200-series	62,785	57,006	5,779
Aircraft under capital lease	31,652	29,101	2,551

	1,662,614	229,822	1,432,792
Deposits on aircraft	115,010	-	115,010
Assets under development	20,386	-	20,386
	$ 1,798,010	$ 229,822	$ 1,568,188

During the three and six months ended June 30, 2006, property and equipment was acquired at an aggregate cost of $NIL (2005-$1,031,000) and $172,000 (2005-$1,031,000), respectively, by means of capital leases.

2. Long-term debt:

	June 30 2006	December 31 2005	June 30 2005
$1,507,083,000 in 39 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $686,000 to $955,000, guaranteed by the Ex-Im Bank and secured by 31 700-series aircraft and eight 600-series aircraft, and maturing between 2014 and 2018. 36 of these facilities include fixed rate weighted average interest of 5.32%. The remaining three facilities, totalling $101,220,000, includes weighted average floating interest at the Canadian LIBOR rate plus 0.08% (effective interest rate of 4.21% as at June 30, 2006) until after the first scheduled repayment date in July 2006, after such time the interest rate on the loans will be fixed at a weighted average rate of 5.01% for the remaining period the loans are outstanding.	$ 1,260,933	$ 1,114,506	$ 910,777
$35,000,000 in three individual term loans, repayable in monthly instalments ranging from $104,000 to $166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88%, as at June 30, 2006, maturing in June 2011, secured by three Next-Generation flight simulators.	27,580	19,615	20,648

$12,000,000 term loan, repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,597	10,767	10,912
$16,968,000 in 24 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal intstalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 4.26%, as at June 30, 2006, maturing between 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	13,396	10,462	5,609
$4,550,000 term loan, repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 6.50%, as at June 30, 2006, maturing April 2013, secured by the Calgary hangar facility.	3,278	3,484	3,690
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% having matured in October 2005.	-	-	3,471
	1,315,784	1,158,834	955,107
Less current portion	132,550	114,115	95,572
	$ 1,183,234	$ 1,044,719	$ 859,535

Future scheduled repayments of long-term debt are as follows:

2006	$ 66,228
2007	132,683
2008	145,885
2009	130,053
2010	129,253
2011 and thereafter	711,682
	$ 1,315,784

Subsequent to the quarter ended June 30, 2006, the Corporation converted US $191.1 million of preliminary commitments with the Export-Import Bank of the United States ("Ex-Im Bank") into a final commitment to support the acquisition of five Boeing Next-Generation 737-600 aircraft and one Boeing Next-Generation 737-700 aircraft and their related live satellite television systems, to be delivered between July and December 2006. In addition, Ex-Im bank has provided a preliminary commitment of US $247.8 million to cover an additional seven aircraft to be delivered between 2007 and 2008.

Subsequent to the quarter ended June 30, 2006, the Corporation completed financing arrangements for US $191.1 million supported by loan guarantees from the Ex-Im Bank on six aircraft as outlined above. This facility will be drawn in Canadian dollars, in separate instalments, with 12-year terms for each new aircraft. Each loan will be amortized on a straight-line basis over the 12-year term in quarterly principal instalments, and interest calculated on the outstanding balance. Subsequent to June 30, 2006 the Corporation has taken delivery of the first aircraft under this facility and has drawn a total of CAD $34.4 million (US $30.1 million).

The Corporation is charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank final commitment, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

3. Financial instruments:

At June 30, 2006, the Corporation had US dollar cash and cash equivalents totalling US $40,048,000 (December 31, 2005 - US $35,453,000, June 30, 2005 - US $33,928,000).

As at June 30, 2006 cash and cash equivalents include US $8,959,000 of restricted cash (December 31, 2005 - US $6,317,000, June 30, 2005 - US $62,000).

4. Share capital:

(a) Issued and outstanding:

	Three months ended June 30, 2006		Six months ended June 30, 2006	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	129,578,305	$ 429,718	129,575,099	$ 429,613
Exercise of options	-	-	3,206	-
Stock-based compensation				

expense	-	-	-	105
Issued from treasury	-	-	-	-
Share issuance costs	-	(10)	-	(10)
Tax benefit of issue costs	-	3	-	3
Balance, end of period	129,578,305	$ 429,711	129,578,305	$ 429,711

	Year ended December 31, 2005	
	Number	Amount
Common and variable voting shares:		
Balance, beginning of period	125,497,407	$ 390,469
Exercise of options	1,333,791	3,389
Stock-based compensation expense	-	488
Issued from treasury	2,743,901	35,410
Share issuance costs	-	(215)
Tax benefit of issue costs	-	72
Balance, end of period	129,575,099	$ 429,613

As at June 30, 2006, the number of issued and outstanding common voting shares and variable voting shares amounted to 121,826,524 and 7,751,781, respectively.

	Three months ended June 30, 2005		Six months ended June 30, 2005	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	127,029,152	$ 401,450	125,497,407	$ 390,469
Exercise of options	465,944	1,640	1,316,130	3,284
Stock-based compensation expense	-	250	-	386
Issued from treasury	760,826	11,224	1,442,385	20,425
Share issuance costs	-	(33)	-	(33)
Tax benefit of issue costs	-	11	-	11
Balance, end of period	128,255,922	$ 414,542	128,255,922	$ 414,542

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee to purchase common shares. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the period ended June 30, 2006, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. For the three and six months ended June 30, 2006 $NIL of common shares were issued from treasury (three months ended June 30, 2005 - $5,612,000, six months ended June 30, 2005 - $10,213,000), representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three months ended June 30, 2006		Six months ended June 30, 2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	11,337,573	$ 13.94	11,428,718	$ 13.94
Granted	5,862,405	$ 11.82	5,879,979	$ 11.82
Exercised	-	$ -	(27,736)	$ 11.21
Cancelled	(21,860)	$ 13.49	(81,756)	$ 14.42
Repurchased	-	$ -	-	$ -
Expired	(1,551,060)	$ 13.82	(1,572,147)	$ 13.80
Stock options outstanding, end of period	15,627,058	$ 13.16	15,627,058	$ 13.16
Exercisable, end of period	5,264,888	$ 13.44	5,264,888	$ 13.44

	Year ended December 31, 2005	
	Number of Options	Weighted average exercise price

Stock options outstanding, beginning of period	10,682,082	$ 12.37
Granted	4,474,184	$ 14.46
Exercised	(3,506,625)	$ 9.82
Cancelled	(147,309)	$ 14.53
Repurchased	(66,724)	$ 11.99
Expired	(6,890)	$ 13.79
Stock options outstanding, end of period	11,428,718	$ 13.94
Exercisable, end of period	3,920,623	$ 12.24

	Three months ended June 30, 2005		Six months ended June 30, 2005	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	8,426,911	$ 13.09	10,682,082	$ 12.37
Granted	4,224,053	$ 14.60	4,431,734	$ 14.48
Exercised	(1,034,909)	$ 9.90	(3,467,904)	$ 9.82
Cancelled	(27,585)	$ 15.13	(57,442)	$ 14.84
Stock options outstanding, end of period	11,588,470	$ 13.92	11,588,470	$ 13.92
Exercisable, end of period	3,946,214	$ 12.22	3,946,214	$ 12.22

Under the terms of the Corporation's Stock Option Plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation or (b) elect to receive a number of shares equivalent to the difference between market value of the options and the aggregate exercise price. For the three and six months ended June 30, 2006, option holders exercised nil and 27,736 options, respectively, on a cashless settlement basis (three months ended June 30, 2005 - 867,493 options, six months ended June 30, 2005 - 3,127,425 options), and received nil and 3,206 shares, respectively (three months ended June 30, 2005 - 298,528 shares, six months ended June 30, 2005 - 975,651 shares).

(C) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Weighted average number of common shares outstanding - basic	129,578,305	127,690,721	129,577,787	126,989,015
Effect of dilutive employee stock options	55,252	713,159	97,962	-
Weighted average number of common shares outstanding - diluted	129,633,557	128,403,880	129,675,749	126,989,015

For the three and six months ended June 30, 2006, a total of 12,981,013 and 12,981,013 (three months ended June 30, 2005 - 7,151,832, six months ended June 30, 2005 - 11,588,470) options respectively, were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee stock option compensation expense included in flight operations and general and administration expenses totalled $5,417,000 and $10,100,000 for the three and six months ended June 30, 2006, respectively (three months ended June 30, 2005 - $4,549,000, six months ended June 30, 2005 - $8,085,000).

The fair market value of options granted during the three and six months ended June 30, 2006 and 2005 and the weighted average assumptions used in their determination are as follows:

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Weighted average fair market value per option	$ 4.29	$ 5.33	$ 4.29	$ 5.33

Average risk-free interest rate	4.24%	3.40%	4.24%	3.40%
Average volatility	42%	43%	42%	43%
Expected life (years)	3.6	3.7	3.6	3.7
Dividends per share	$ -	$ -	$ -	$ -

(e) Contributed surplus:

Changes to contributed surplus were as follows:

	2006	Three months June 30 2005	2006	Six months June 30 2005	Year ended December 31 2005
Balance, beginning of period	$ 43,671	$ 25,377	$ 39,093	$ 21,977	$ 21,977
Stock-based compensation expense	5,417	4,549	10,100	8,085	17,604
Stock options exercised	-	(250)	(105)	(386)	(488)
Balance, end of period	$ 49,088	$ 29,676	$ 49,088	$ 29,676	$ 39,093

5. Commitments and contingencies:

(a) Aircraft:

The Corporation has committed to purchase five 737-600s, seven 737-700s and one 737-800 Next-Generation aircraft for delivery between 2006 and 2008.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are $191,948,000 for 2006, $158,838,000 for 2007 and $97,847,000 for 2008.

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses and satellite programming, as well as capital leases relating to ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases

2006	$ 222	$ 44,132
2007	444	95,722
2008	444	112,216
2009	444	111,950
2010	698	101,595
2011 and thereafter	37	469,691
Total lease payments	2,289	$ 935,306
Less imputed interest at 5.29%	(280)	
Net minimum lease payments	2,009	
Less current portion of obligations under capital lease	(346)	
Obligations under capital lease	$ 1,663	

The US dollar amounts of operating leases which have been included at their Canadian dollar equivalent above are: 2006 - $33,625,000; 2007 - $76,717,000; 2008 - $93,106,000; 2009 - $96,394,000; 2010 - $88,588,000; 2011 and thereafter - $405,872,000. The Corporation has committed to lease an additional five 737-700 aircraft and one 737-800 aircraft to be delivered during 2007 and 2008 for eight- and 10-year terms, respectively, in US dollars. These amounts have been included at their Canadian dollar equivalent in the above table.

(C) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220,000,000 in an amendment to its statement of claim. On May 29, 2006, as a full settlement, the Corporation has agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and has accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. Air Canada has accepted the Corporation's apology and withdrawn its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs of $100,000 have been included in non-recurring expenses. As at June 30, 2006, $5.6 million has been paid related to this settlement with the $10 million balance outstanding included in accounts payable and accrued liabilities.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

The Corporation is party to legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

6. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

7. Income taxes

During the second quarter of 2006, the federal government and various provinces in which the Corporation operates enacted legislation reducing the federal and provincial statutory income tax rates. The impact of this legislation is a reduction of the Corporation's liability and provision for future income taxes of $11.2 million. The federal government also eliminated the large corporations tax (LCT) effective January 1, 2006, which created a reversal of approximately $1 million of LCT already accrued as current tax expense in the year.

8. Comparative figures:

Certain prior period balances have been reclassified to conform to the current period's presentation.

WestJet will hold a live analysts' conference call today at 9 a.m. MDT. Clive Beddoe, President and CEO, and Derek Payne, Vice-President, Finance and Corporate Services and Co-CFO will discuss second quarter financial results and answer questions from financial analysts. The conference call will be available through the toll-free telephone number 1-800-289-6406. Participants are encouraged to join the call 10 minutes prior to the scheduled start, at 8:50 a.m. MDT. The call can also be heard live through an Internet webcast in the Investor Relations section of westjet.com.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

WestJet Media Relations
Gillian Bentley
(403) 444-2615
Website: www.westjet.com

82 34 1 12


SEC MAIL
PROCESSING
RECEIVED
AUG 15 2006
WASH, D.C.
213
SECTION



FOR IMMEDIATE RELEASE

WestJet Reports Strong Traffic Results

July's Performance Follows Record Second Quarter

CALGARY, Alberta. August 3, 2006. WestJet today announced its traffic statistics for July 2006 featuring an increase in load factor to 81.5%, compared with 81.3% in July 2005. During the first seven months of 2006, the Company's load factor increased 5.2 percentage points to 78.9% compared with 73.7% during the same period in 2005.

"Following the release of our strong second quarter results, WestJet's July traffic statistics indicate the market's continuous absorption of our additional capacity," commented Clive Beddoe, WestJet's President and Chief Executive Officer. "We are pleased that the third quarter is showing the same trend of year-over-year improvement in load factor and yield that we experienced in the first two quarters of 2006."

WestJet's revenue passenger miles (RPMs) increased 17% to 894.2 million for July this year, up from 763.7 million in July 2005. Year to date, RPMs increased 23% to 5,520.5 million from 4,496.7 million in the same period in 2005.

Available seat miles (ASMs) grew 17% to 1,097.1 million in July 2006, up from 939.6 million in July 2005. Year to date, ASMs have increased 15% to 6,996.5 million, up from 6,103.7 million in the same seven-month period in 2005.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615

-Form 52-109F2 - Certification of Interim Filings

We (I), ***Janice Paget, WestJet Airlines Ltd., Vice President - Controller, Co- Chief Financial Officer and Derek Payne, WestJet Airlines Ltd., Vice President – Finance and Corporate Services, Co- Chief Financial Officer***, certify that:

1. We (I) have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***WestJet Airlines Ltd.***, (the issuer) for the interim period ending ***June 30, 2006***;

2. Based on our (my) knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on our (my) knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and we (I) are responsible for establishing and maintaining disclosure controls and procedures, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: ***August 1, 2006***

"SIGNED"

Janice Paget, CGA
Vice President - Controller, Co-Chief Financial Officer

"SIGNED"

Derek Payne, CA
Vice President – Finance and Corporate Services, Co-Chief Financial Officer

82-34992

Form 52-109F2 - Certification of Interim Filings

I, ***Clive J. Beddoe, WestJet Airlines Ltd., President and Chief Executive Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***WestJet Airlines Ltd.***, (the issuer) for the interim period ending ***June 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: ***August 1, 2006***

"SIGNED"

Clive J. Beddoe
President and Chief Executive Officer

82-34912

Forward-looking information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate", "believe", "estimate", "intend", "expect", "may", "will", "should", or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expense divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management

Quarterly unaudited financial information (IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	June 30 2006	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005
Total revenues	$ 425	$ 388	$ 368	$ 406
Net earnings	$ 22	$ 13	$ 1	$ 30
Basic earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.24
Diluted earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.23

	Three Months Ended			
	June 30 2005	Mar. 31 2005	Dec. 31 2004[1]	Sept. 30 2004
Total revenues	$ 326	$ 295	$ 274	$ 310
Net earnings (loss)	$ 2	$ (10)	$ (46)	$ 21
Basic earnings (loss) per share	$ 0.02	$ (0.08)	$ (0.37)	$ 0.17
Diluted earnings (loss) per share	$ 0.02	$ (0.08)	$ (0.37)	$ 0.17

(1) Includes writedown of $47,577,000 related to 200-series fleet impairment

with an alternative method for assessing the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Highlights

The second quarter of 2006 marked significant accomplishments for our Company. The combined successes of our first and second quarter saw record high profits, to date, for 2006. In what is traditionally a weak first quarter, we achieved strong results through increased flights to our scheduled transborder and charter destinations. This seasonal and strategic deployment of our aircraft optimized the use of our fleet and positioned us to take advantage of the significant winter demand from Canadians for warmer vacation destinations. Early in the second quarter, we reallocated a significant amount of this capacity to the domestic market within Canada in preparation for the summer demand, which is typically our most profitable period. Because of the successful transition of capacity, we completed the second quarter of 2006 with strong financial and operational performance that was facilitated by upward revenue and booking trends.

During this quarter, our net income rose to $22.4 million, compared to $2.3 million in the same period in 2005. Similarly, our year-to-date net income climbed to $35.2 million from a net loss of $7.3 million in the same period last year.

Over the past several years, the airline industry has been challenged by spiralling jet fuel prices and highly competitive pricing. While the cost of jet fuel remained persistently high, we saw a very positive trend in our bookings, with travellers willing to pay higher fares in recognition of our higher cost of fuel. We are clearly seeing strong demand for air travel which is reflected in our improved load factors and stronger revenue per revenue passenger mile (yield). Again, this has been achieved in the face of our continuing increase in capacity.

Our load factor for the second quarter of 2006 increased by 6.5 percentage points to 77.5%, as compared to 71.0% in the second quarter of 2005. Our year-to-date load factor increased by 6.1 percentage points to 78.4%, versus 72.3% for the same period last year. Our yield rose by 0.5% to 18.3 cents in the second quarter of 2006, as compared to 18.2 cents in the second quarter of 2005. Yield increased to 17.6 cents for the six months ended June 30, 2006, an increase of 6.0% from 16.6 cents for the same period in 2005. With our increased stage length, however, we estimate that our yield would have decreased by approximately three per cent during the second quarter of 2006 and approximately one per cent during the six months ended June 30, 2006, compared to the same periods last year. As a result, this nets us an effective increase in yield of four per cent and seven per cent respectively.



Monique Perreault
Project Manager OCC/Flight Operations

During this quarter, we launched a new wholly-owned subsidiary, WestJet Vacations Inc., providing guests with affordable, reliable and easy-to-book travel packages. By partnering with trusted companies, WestJet Vacations Inc. will offer a wide selection of packaged air, hotel and car rentals for all of our destinations in Canada and the U.S. We

are optimistic that this new endeavour will generate additional value for our guests and increase bottom line contribution, particularly as early booking trends have exceeded our expectations.

In May 2006, we incurred a one-time charge totalling $15.6 million to fully settle our lawsuit with Air Canada. Under this settlement, we agreed to pay Air Canada's investigation and litigation costs of $5.5 million and make a donation of $10 million in the name of Air Canada and WestJet to various children's charities across the country. This settlement also provided for Air Canada and WestJet to withdraw their respective claims against each other and terminated all legal proceedings between the parties. These costs, along with other settlement costs totalling $100,000, have been segregated as a non-operating expense under non-recurring expenses in our consolidated financial statements.

To efficiently control our costs, we are continuously assessing the economic feasibility of our projects to ensure that their long-term benefits will outweigh their costs. In performing a re-assessment of our initiatives to install winglets on our 737-600 aircraft, we considered factors such as the resulting payback period on our upfront investment, as well as the operating efficiencies we have experienced on our 737-700s and 737-800s already equipped with winglets. From this data, we have determined that due to the shorter stage length that our 600-series aircraft will fly, the benefits of installing winglets on these smaller aircraft will be less significant than on our 700- and 800-series, which has led us to discontinue this program on this series of aircraft. Upon commencement of this initiative we capitalized the winglet certifications costs on the 600-series. As a result of the abandonment of this program on our 600-series, we incurred a one-time charge of approximately $609,000 in our maintenance expense in the second quarter of 2006 related to costs previously capitalized for this program.

Positive Trends

During the second quarter, our total revenues increased by 30.3% to $425.4 million, up from $326.4 million in the second quarter of last year. This was generated from increased capacity, higher load factors and somewhat higher fares.

Our average scheduled net leg fare during the three months ended June 30, 2006 was approximately $146 as compared to approximately $141 in the second quarter of 2005. Similarly, our average scheduled net leg fare for the six-month period ended June 30, 2006 was approximately $140 versus approximately $127 in the same period last year.



We achieved strong results through increased flights to our scheduled transborder and charter destinations.



Another key industry measure to analyze our revenue is revenue per available seat mile (RASM). Our RASM performance reflects the combined impact of our increased load factors and average fare. In spite of increasing our capacity by 18.5% during the second quarter of 2006 from the second quarter of 2005, our RASM still increased by 10.1% to 14.2 cents for the three months ended June 30, 2006, from 12.9 cents in the same quarter last year. For the six months ended June 30, 2006, RASM increased to 13.8 cents, a 15.0% increase from the same period in the previous year; however this greater increase came about as a result of the failure of a competitor in early 2005.

Cost Management

As at June 30, 2006 we had a registered fleet of 57 Boeing Next-Generation 737 aircraft, with an average age of 2.3 years. Having the newest most efficient fleet in North America provides us with several advantages such as higher fuel efficiency and reduced maintenance costs.

In addition, these new aircraft provide the ability to fly longer distances than we previously could have flown with our 737-200 aircraft, the last of which was retired on January 9, 2006. Presently, 86% of our current fleet is comprised of 737-700s and 737-800s, which we primarily deploy on our long-haul routes. The composition of our fleet is now better able to accommodate longer-haul flights on transborder destinations and on non-stop routes within Canada.

Our longer-haul flying during the first half of 2006, has translated into an increase in our overall average stage length. Our average stage length increased to 831 miles in the second quarter of this year from 792 miles in the same period last year, a growth of almost five per cent. On a year-to-date basis, our average stage length increased by approximately two per cent to 827 miles as compared to 812 miles during the same period last year. Flights over longer distances generate unit cost benefits such as fixed costs being distributed over more miles flown. Taking into account the impact of the increase in our average stage length, we estimate our CASM should have decreased by approximately three per cent to 12.2 cents during the second quarter of 2006, compared to the same period last year, and approximately one per cent to 12.0 cents during the first six months of this year in comparison to the first six months of 2005. However, as a result of increased variable costs, primarily fuel prices, our CASM climbed at a rate of 2.4% to 12.9 cents per ASM for the three months ended June 30, 2006 from 12.6 cents per ASM for the same quarter last year. Similarly, our year-to-date CASM in the current year increased 5.0% to 12.7 cents from 12.1 cents in the previous year.

Rising fuel costs continue to contribute to difficulties in our industry and remain the single biggest challenge on our costs. Fuel, representing approximately 27% of our total operating expenses, is the one item of expenditure that is difficult for us to control and recover through our operations; however as fuel is denominated in U.S. dollars, the escalation in our fuel costs have been mitigated significantly by the strengthening Canadian dollar. The raw cost of fuel however did increase by 16.5% for the second quarter compared to the same quarter last year, and 19.5% for the first half

Cost per available seat mile (CASM) (in cents)

	Three Months Ended June 30			Six Months Ended June 30		
	2006	2005	% change over 2005	2006	2005	% change over 2005
Aircraft fuel	3.5	3.2	9.4%	3.4	3.1	9.7%
Airport operations	2.1	2.0	5.0%	2.1	2.1	0.0%
Flight operations and navigational charges	1.9	1.8	5.6%	1.8	1.7	5.9%
Sales and marketing	1.3	1.3	0.0%	1.2	1.0	20.0%
Depreciation and amortization	0.9	1.0	(10.0%)	0.9	1.0	(10.0%)
General and administration	0.7	0.7	0.0%	0.7	0.7	0.0%
Aircraft leasing	0.6	0.6	0.0%	0.6	0.5	20.0%
Maintenance	0.6	0.8	(25.0%)	0.6	0.8	(25.0%)
Interest expense	0.6	0.5	20.0%	0.6	0.5	20.0%
Inflight	0.5	0.5	0.0%	0.5	0.5	0.0%
Guest services	0.2	0.2	0.0%	0.3	0.2	50.0%
	12.9	12.6	2.4%	12.7	12.1	5.0%

of this year versus the first six months of 2005.

Although we have been successful in increasing our average fares, the growth in the price of jet fuel remains a concern. However, our RASM increased by 10.1% for the second quarter of 2006 and 15.0% for the first six months of 2006, compared to the same periods last year, while our total CASM (including fuel) only increased by 2.4%.

To reduce our risk related to volatility in jet fuel prices, we occasionally enter into short-term and long-term financial and physical derivatives. During the first quarter of 2006, we recognized a net loss of $2.2 million included in aircraft fuel expense from various hedging transactions. A net loss of $61,400 associated with aircraft fuel hedging transactions has also been recognized in the current quarter. We have no outstanding hedges as at June 30, 2006.

While we cannot accurately predict fuel prices, we have been proactive in creating a more resilient operating structure by investing in a fleet of new fuel-efficient aircraft to help minimize these costs to the extent possible. Along with the fuel-saving advantages of these aircraft, we also benefit from lower maintenance costs of operating new aircraft.

Our maintenance CASM was reduced by 25.0% to 0.6 cents per ASM, for both the quarter and year-to-date periods ended June 30, 2006, and from 0.8 cents in both comparative periods in 2005. This is the first quarter we operated exclusively with Next-Generation aircraft, as we retired the last of our older 200-series aircraft in the first quarter of 2006. At the end of this quarter, we operated the youngest fleet in North America, consisting of eight 737-600 aircraft, 44 737-700 aircraft and five 737-800 aircraft. At the end of the same quarter last year, we were still operating 16 737-200 aircraft.

As with any new capital investment, the significant portion of ownership benefits is normally realized upfront during the early years of possession. This is due to the inherently lower costs of maintenance, particularly with regards to the costs of items which are being covered by warranties. As our fleet ages, we expect our overall maintenance costs to increase as our Next-Generation aircraft come off their warranty periods. As at June 30, 2006, we had six aircraft no longer under general warranty protection, with an additional eight aircraft coming off of general warranty by the end of this year. Generally, our higher maintenance cost is offset by a lower interest cost on our purchased aircraft due to the speed with which our principal redemption is taking place.



We are clearly seeing strong demand for air travel which is reflected in our improved load factors and stronger revenue per revenue passenger mile (yield).



Our costs associated with airport operations represent our second largest expenditure, comprising approximately 16% of our total operating costs during the second quarter of this year, and approximately 17% of our total operating costs during the first six months of 2006. Our airport operations CASM increased by 5.0% this quarter over the comparative quarter of 2005. This was primarily driven by higher airport fees associated with operating a fleet comprised of heavier aircraft, and by increased flying to the more expensive transborder destinations, since the second quarter of last year.

Although our quarterly unit costs associated

with airport operations have increased, our year-to-date CASM for these costs remained constant at 2.1 cents compared to the same period in the prior year. While in the past few years, we were overburdened by the continuous upward trend in airport rates and fees, we have experienced the first signs of this trend easing. The effects of the alleviated increases in airport rates and fees during 2006 have moderated our higher cost of operating heavier aircraft thus far. While we expect that airport rates and fees may not remain stable in the long-term, we remain confident that their costs should remain stable in the short-term.



To efficiently control our costs, we are assessing the economic feasibility of our projects to ensure that their long-term benefits will outweigh their costs.



Aircraft leasing unit costs for this quarter remained consistent with the same quarter last year at 0.6 cents per ASM. However, for the six months ended June 30, 2006, we experienced an increase of 20.0% in our cost per ASM from the same period in 2005. During the six-month period ended June 30, 2005 we intermittently received five 737-800s and three 737-700s. For the first half of 2006, we incurred lease payments on all of these same aircraft.

For the three and six months ended June 30, 2006, our depreciation and amortization CASM decreased by 10.0% from both comparative periods in the previous year, as a result of one-time adjustments required in conjunction with the disposals of our 737-200 capital leases.

Our future committed aircraft deliveries consist of five 600-series (one received on July 28, 2006) and one 700-series aircraft, which are to be delivered in the second half of 2006, and 11 737-700s and two 737-800s scheduled for delivery between 2007 and 2008. In the first quarter of this year, we completed eight-year leasing arrangements with International Lease Finance Corporation for two of the 737-700 aircraft, which we will be receiving in the first three months of 2007. In addition, four of the deliveries in the later part of 2007 and the first half of 2008 are currently under a lease term-sheet agreement that we finalized in July 2006 with Singapore Aircraft Leasing Enterprise (SALE) for three 737-700 and one 737-800 aircraft. Under this same agreement, we also have options for three 700-series and one 800-series aircraft for delivery in 2009. Furthermore, we have the option to convert any of the 737-700 aircraft commitments into a 737-800 aircraft. Lease terms are for eight years for the 700-series and 10 years for the 800-series.

As we investigate financing alternatives to support our aircraft acquisitions, we focus on minimizing costs while maintaining flexibility to accommodate our operational growth plans. Leasing is a desirable alternative financing method that has several benefits such as safeguarding from the obsolescence that would otherwise occur with owned assets and conservation of upfront capital. While approximately a third of the aircraft in our fleet are financed through operating leases, when possible, we take advantage of attractive low-cost, long-term debt financing to purchase the majority of our aircraft.

Interest CASM has increased by 20.0% for both the three and six months ended June 30, 2006 to 0.6 cents per ASM from 0.5 cents per ASM, in the same periods last year, due to the additional



Patricia Gauthier
Training Instructor, Airports

financing required to support our growing fleet. Since the second quarter of 2005, we have acquired an additional 13 Next-Generation aircraft by means of Canadian dollar loans supported by the Export-Import Bank of the United States (Ex-Im), ending this quarter with 39 of our aircraft financed with Ex-Im Bank guarantees. Having the support of Ex-Im Bank has allowed us to secure low interest rates on the financing for each of these aircraft, ranging between 4.62% and 5.98%, for all of these aircraft. The debt on these aircraft is financed over a term of 12 years and redeemed on a straight-line basis.

During the quarter, we received the last two aircraft supported under our Final Commitment with Ex-Im. Subsequent to the quarter end, we converted a portion of our Preliminary Commitment with Ex-Im Bank to a Final Commitment to cover six aircraft to be delivered between July and December 2006, the first of which we received July 28, 2006. At the same time, we successfully arranged financing facilities for all of these aircraft totalling U.S. $191.1 million, with the ability to forward fix the interest and foreign exchange rates in advance of delivery, thereby reducing our exposure to fluctuations in these rates until the time we receive the related aircraft. We have also received a Preliminary Commitment from Ex-Im to cover seven aircraft for delivery in 2007 and 2008.

Our cost of flight operations and the cost of navigational services provided by Nav Canada include costs associated with compensating our pilots, flight attendants and dispatchers.

In February 2006, an overwhelming majority of our pilots voted in favour to accept a new agreement developed by the WestJet Pilots Association (WJPA) and WestJet's Flight Operations Leadership. This new agreement is for a three-year term and allows us to maintain our low-cost structure through greater productivity of our pilot group.

Under this new agreement, pilots have the choice of opting to receive various levels of cash in lieu of options as part of their compensation arrangement. Under the old pilot agreement, we were bound to issue another year of options to all of our pilots, which we fulfilled under the May 2006 option grant. In accordance with the new agreement, for pilots who elected to receive various levels of cash in place of options for next year's option grant, we will incur a charge of approximately $1.2 million per month through to April, 2007.



Having the newest most efficient fleet in North America provides us with several advantages such as higher fuel efficiency and reduced maintenance costs.



As our industry continues to evolve and we continue to expand our fleet and our network, it becomes increasingly important to invest in our sales and marketing efforts to compete effectively. Sales and marketing CASM remained stable at 1.3 cents per ASM for both the second quarter in 2005 and 2006. However, our sales and marketing CASM for the current six-month period increased by 20.0% to 1.2 cents per ASM from 1.0 cent per ASM in the same prior period. These increases were largely due to the advertising campaign we launched earlier this year to refresh the WestJet brand, as well as total commissions and incentives paid to our valued travel agent partners. Of the total cost, 36.4% is paid to travel agents as commission. This is significantly offset by higher average fares paid by the business traveller who tends to book flights closer to the time of departure.

The current tax expense of $1.5 million combined with the future tax provision of $5.4 million, resulted in a net income tax expense of $6.9 million for the six months ended June 30, 2006. Overall our total tax expense is significantly lower than otherwise expected as the federal government, together with several provincial governments, substantively enacted corporate tax rate reductions during the second quarter. The revaluation of our future tax liability resulted in an approximate $11.2 million recovery of future income tax expense.



Our financial position and liquidity continues to remain strong as we complete the quarter with a cash balance of $358.5 million.



The federal government also eliminated the large corporations tax (LCT), effective January 1, 2006, which created a reversal of approximately $1 million of LCT already accrued in the year.

Strong Financial Position and Liquidity

Our financial position and liquidity continues to remain strong as we completed the quarter with a cash balance of $358.5 million versus $259.6 million at the end of 2005, and generated a working capital ratio of 0.9 to 1 compared to 0.8 to 1 on December 31, 2005. Our debt-to-equity ratio remains at 2.5 to 1 as at June 30, 2006, similar to the debt-to-equity ratio we experienced at year-end 2005. This is a significant accomplishment, given the $216.2 million in additional debt we incurred since year-end 2005 that was primarily used to acquire new aircraft. When calculating our debt-to-equity ratio we include the present value of our off-balance sheet financing related to aircraft operating leases, which totalled $441.4 million at the end of this quarter. This ensures that this ratio accurately represents the leverage on our balance sheet.



Rod Perreault
Lead Shipping, Receiving, Mail and Material

For the six months ended June 30, 2006 we generated $191.6 million in net cash flow from operating activities compared to $149.8 million in the same prior-year period. Operating cash flow in the current year was largely impacted by the positive trend in our bookings and higher unit revenues we earned from the sale of our flights.



We will continue to provide strong financial performance through a mixture of prudent cost management and a positive revenue environment.



We realized a net cash inflow of $147.9 million from financing activities during the first six months of this year compared to a net cash use of $37.5 million in the same period last year. Our financing cash flow, during the current year-to-date period, was largely impacted by $216.2 million in long-term debt financing we received, principally to pay for 85% of the purchase price of six aircraft supported by Ex-Im. During the same period last year, all of our aircraft acquisitions were financed through sale and operating leaseback transactions so we incurred no direct debt. During this quarter we also financed $9 million to purchase our third Next-Generation flight simulator.

Our net cash used in investing activities during the first two quarters of 2006, was $240.6 million compared to $20.0 million dollars during the first six months of 2005. Our current period investing activities primarily relate to new aircraft acquisitions.

As at July 28, 2006, we had 129,578,305 shares outstanding: 122,468,780 common voting shares and 7,109,525 variable voting shares, as well as 15,529,807 stock options outstanding.

Our contractual obligations as at June 30, 2006 for each of the next five years have not materially changed as disclosed in the annual report, December 31, 2005.

Looking Forward

The summer is the most profitable time of the year for airlines. While we are currently in the midst of this busy time, we are encouraged by our positive operating results thus far and we are optimistic that we will continue to provide a strong financial performance through a mixture of prudent cost management and a positive revenue environment. We anticipate that our accomplishments this quarter will carry on throughout the remainder of this year and beyond.

August 1, 2006

02-34992





2006 WESTJET
SECOND QUARTER REPORT

OWNERS' MANUAL


WESTJET

TABLE OF CONTENTS



Shannon Lamb, Duncan Bureau and Brad Lagore
Business Analyst, Vice-President Sales and Business Analyst



WESTJET IS CANADA'S LEADING LOW-FARE AIRLINE and is based in Calgary, Alberta. As at June 30, 2006, the end of the second quarter, WestJet employed 5,562 people, and carried 5.3 million guests to its 23 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Charlottetown, Halifax and St. John's; and its 10 American destinations of Honolulu, Maui, Los Angeles, Palm Springs (seasonal), Las Vegas, Phoenix (seasonal), Tampa, Orlando, Fort Myers (seasonal) and Fort Lauderdale. As at June 30, 2006, WestJet's registered fleet consisted of 57 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A.

WESTJET EXECUTIVE TEAM

Board of Directors

Clive Beddoe
Executive Chairman
President and Chief Executive Officer
WestJet Airlines Ltd.

James Homeniuk
Aircraft Maintenance Engineer
P.A.C.T. Representative
WestJet

Ronald Greene
Lead Director
President and Chief Executive Officer
Tortuga Investment Corp.

Arthur Scace
Non-Executive Chairman
The Bank of Nova Scotia

Murph Hannon
President
Murcon Development Ltd.
President
Canadian Hydrodynamics Ltd.

Hugh Bolton
Non-Executive Chairman
EPCOR Utilities Inc.
Lead Director
Matrikon Inc.

Wilmot Matthews
President
Marjad Inc.

Allan Jackson
President and Chief Executive Officer
Arci Ltd.
President and Chief Executive Officer
Jackson Enterprises Inc.

Larry Pollock
President and Chief Executive Officer
Canadian Western Bank and
Canadian Western Trust

Front Cover:
Scott MacKenzie, Team Leader, Airports

Executives

Clive Beddoe
Executive Chairman
President and Chief Executive Officer

Don Bell
Executive Vice-President Culture

Russ Hall
Executive Vice-President
Guest Services &
Information Technology

Janice Paget
Vice-President Controller and
Co-Chief Financial Officer

Derek Payne
Vice-President Finance and Corporate Services
and Co-Chief Financial Officer

Sean Durfy
Executive Vice-President
Marketing, Sales and Airports

Fred Ring
Executive Vice-President
Corporate Projects

Matthew Handford
Executive Vice-President
People

Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number:
North America: 1-800-387-0825
Outside North America: (416) 643-5500
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Auditors:
KPMG LLP, Calgary, AB

Legal Counsel:
Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
Shares in WestJet stock are publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A

Investor Relations Contact Information:
Telephone: 1-877-493-7853 or
(403) 444-2252 in Calgary
E-mail: investor_relations@westjet.com

WestJet Office:
5055 11 St. NE,
Calgary, Alberta, T2E 8N4
Phone: (403) 444-2600
Fax: (403) 444-2301

Clive Beddoe
President and Chief
Executive Officer



Our people remain our greatest asset, providing a guest experience that is unrivaled by our competition.

PRESIDENT'S MESSAGE TO SHAREHOLDERS

WE HAVE COMPLETED a profitable first six months of business for 2006 with strong second quarter results. We reported net earnings of $22.4 million compared to net earnings of $2.3 million achieved in the same period in 2005, an increase of 872.8%. In the first six months of 2006, the airline reported net earnings of $35.2 million as compared to a net loss of $7.3 million during the first six months of 2005.

Our second quarter revenue increased by 30.3% to $425.4 million from $326.4 million in second quarter 2005, while year-to-date grew by 30.9% to $812.9 million from $621.0 million in the same period in 2005. Second quarter diluted earnings per share were 17 cents compared to two cents in 2005; year-to-date diluted earnings per share were 27 cents compared to diluted loss per share of six cents in 2005.

Second quarter load factor was 77.5%, compared with 71.0% in the same period in 2005. Year-to-date load factor was 78.4%, compared with 72.3% during the first half of last year. Aircraft utilization increased from 11.6 to 12.2 block hours per day for the first two quarters of 2006 versus the first two quarters of 2005, an increase of 5.2%.

Our second quarter ancillary revenues, including fees and non-fare items, increased by 104.0% to $17.4 million in 2006, from $8.5 million in the same period 2005, while year-to-date ancillary revenues increased 71.3% to $31.5 million in the second quarter of 2006 from $18.4 million in the first six months of 2005.

Our record-breaking on-time performance (OTP) averaged 91.6% for the second quarter 2006, a 4.3 percentage point increase over the same period in 2005.

Corporate tax rate reductions resulted in recovery of $11.2 million of future income tax expense previously recognized. The elimination of the large corporation tax, effective January 1, 2006, created a reversal of approximately $1 million in taxes previously recorded in the year.

As at June 30, 2006, the total number of common and variable voting shares outstanding was 129,578,305 compared to 128,255,922 on June 30, 2005.

This quarter, we grew our capacity, measured in available seat miles (ASMs), by 18.5% to 3.002 billion ASMs from 2.534 billion ASMs in the same quarter last year. Year to date, ASMs increased 14.2% to 5.899 billion from 5.164 billion in the same period last year. Revenue passenger miles (RPMs) increased 29.3% to 2.326 billion this quarter, from 1.798 billion in the second quarter of 2005. For the first six months of 2006, RPMs increased to 4.626 billion from 3.733 billion, an increase of 23.9% over the same period in 2005.



A significant highlight for this period was our ability to continue to add capacity and still generate increased, and in most cases record-breaking, load factors.



Our costs per ASM increased during the second quarter to 12.9 cents from 12.6 cents in the same period of 2005. During the first half of the year, our cost per ASM increased from 12.1 cents in 2005 to 12.7 cents this year. Our cost per ASM, excluding fuel, during the three months ended

June 30, 2006, remained consistent at 9.4 cents from the same period in 2005. During the first six months of the year, our cost per ASM, excluding fuel, increased to 9.3 cents from 9.0 cents during the first half of 2005.



Our fuel costs have been offset by the strong Canadian dollar and the lower fuel burn associated with our young fleet of Next-Generation aircraft.



Yield (revenue per revenue passenger mile) for the quarter was 18.3 cents compared to 18.2 cents in the second quarter of 2005. However, on a stage length adjusted basis yield increased by approximately four per cent this quarter, compared to the same period in 2005. During the first six months of the year, yield was 17.6 cents compared to 16.6 cents for the six months ended June 30, 2005. On a stage length adjusted basis, yield increased by seven per cent during the first half of this year compared to the same period last year.

Among our many accomplishments, a significant highlight for this period was our ability to continue to add capacity and still generate increased, and in most cases record-breaking, load factors. We successfully increased our aircraft utilization by four per cent in the second quarter of 2006 compared to the same period in 2005, and by five per cent for the six-month period ending June 30, 2006 compared to the same period ending in 2005.

Of greater significance, we transitioned 13.5% of our total capacity during the three month period ending June 30, 2006, from our winter schedule of charter and sun destinations to our Canadian domestic operations. This represents the largest single increase in domestic flying in our 10 year history and the largest seasonal reallocation of capacity we have ever undertaken. It is particularly rewarding to see this capacity being absorbed by the market even though this shift dampened our increase in yields in the short-term. We do expect to see these yields improve as we move into the third quarter.

April to June, 2006 marked the first quarter we exclusively operated one type of aircraft: the Boeing Next-Generation 737. We now operate only 737-600s, -700s and -800s, with the average age of our fleet now being 2.3 years. The last of our old 200-series was retired on January 9, 2006.

During the second quarter, we took possession of two Next-Generation 737-600s, bringing our total registered fleet size to 57, as at June 30, 2006. We took delivery of five 600-series and one 700-series aircraft in the first six months of 2006. As a smaller aircraft, the 600s inherently have a slightly higher cost per seat mile. However, these smaller aircraft have a lower trip cost making many of our smaller markets more viable.

After careful analysis, we elected not to install winglets on our 600-series aircraft as the cost and time associated with their installation on these aircraft was not warranted as they are primarily used for short-haul routes.

For the remainder of 2006 we will accept delivery of five additional 600-series and one 700-series aircraft. In 2007 we have scheduled deliveries of six 737-700s and one 737-800. In 2008 we will be receiving five 700-series and one 800-series. We have further lease options for four additional aircraft in 2009, of which three are 737-700s and one is a 737-800, with the option

to convert any of the 700s to 800-series aircraft.

The cost of jet fuel obviously remains a concern to us, however we are able to absorb these exceptionally high prices as our fuel costs have been offset by the strong Canadian dollar and the lower fuel burn associated with our young fleet of Next-Generation aircraft. These reasons, together with our higher load factors, have allowed us to cope with these fuel prices without significant increases in our fares.

Our costs this quarter were also partially offset by the considerable increase in our non-fare revenues, including such items as buy-on-board food, liquor and headset sales. Although these items represent only 17% of our $17.4 million in ancillary revenues, we anticipate that these high margin revenue sources will continue to grow in the future.

The second quarter saw the settlement of our dispute with Air Canada, ending all legal proceedings between the companies; the costs of which we have fully absorbed in this second quarter.

The launch of WestJet Vacations Inc., a wholly-owned subsidiary of WestJet, on June 1, 2006, also contributed to second quarter revenue. This new company is already exceeding targets and should continue to contribute to our results.

We continue to build on the momentum established in the first quarter of 2006. Our accomplishments and growth will carry into the next three months, which is traditionally our strongest quarter for domestic travel. We successfully continue to add capacity, which is being absorbed by market demand. Our people remain our greatest asset, providing a guest experience that is unrivaled by our competition. We are committed to our people, guests and shareholders as we grow our fleet, add new destinations and routes, and build on the overall services that we offer.

On behalf of the Board, thank you for your continued support.



Clive Beddoe
Executive Chairman,
President and Chief Executive Officer
WestJet Airlines Ltd.

August 1, 2006

Kosta Efthimiou
TAC Team



The combined successes of our first and second quarter saw record high profits, to date, for 2006.

Forward-looking information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate", "believe", "estimate", "intend", "expect", "may", "will", "should", or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expense divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management

Quarterly unaudited financial information (IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	June 30 2006	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005
Total revenues	$ 425	$ 388	$ 368	$ 406
Net earnings	$ 22	$ 13	$ 1	$ 30
Basic earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.24
Diluted earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.23

	Three Months Ended			
	June 30 2005	Mar. 31 2005	Dec. 31 2004[1]	Sept. 30 2004
Total revenues	$ 326	$ 295	$ 274	$ 310
Net earnings (loss)	$ 2	$ (10)	$ (46)	$ 21
Basic earnings (loss) per share	$ 0.02	$ (0.08)	$ (0.37)	$ 0.17
Diluted earnings (loss) per share	$ 0.02	$ (0.08)	$ (0.37)	$ 0.17

(1) Includes writedown of $47,577,000 related to 200-series fleet impairment

with an alternative method for assessing the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Highlights

The second quarter of 2006 marked significant accomplishments for our Company. The combined successes of our first and second quarter saw record high profits, to date, for 2006. In what is traditionally a weak first quarter, we achieved strong results through increased flights to our scheduled transborder and charter destinations. This seasonal and strategic deployment of our aircraft optimized the use of our fleet and positioned us to take advantage of the significant winter demand from Canadians for warmer vacation destinations. Early in the second quarter, we reallocated a significant amount of this capacity to the domestic market within Canada in preparation for the summer demand, which is typically our most profitable period. Because of the successful transition of capacity, we completed the second quarter of 2006 with strong financial and operational performance that was facilitated by upward revenue and booking trends.

During this quarter, our net income rose to $22.4 million, compared to $2.3 million in the same period in 2005. Similarly, our year-to-date net income climbed to $35.2 million from a net loss of $7.3 million in the same period last year.

Over the past several years, the airline industry has been challenged by spiralling jet fuel prices and highly competitive pricing. While the cost of jet fuel remained persistently high, we saw a very positive trend in our bookings, with travellers willing to pay higher fares in recognition of our higher cost of fuel. We are clearly seeing strong demand for air travel which is reflected in our improved load factors and stronger revenue per revenue passenger mile (yield). Again, this has been achieved in the face of our continuing increase in capacity.

Our load factor for the second quarter of 2006 increased by 6.5 percentage points to 77.5%, as compared to 71.0% in the second quarter of 2005. Our year-to-date load factor increased by 6.1 percentage points to 78.4%, versus 72.3% for the same period last year. Our yield rose by 0.5% to 18.3 cents in the second quarter of 2006, as compared to 18.2 cents in the second quarter of 2005. Yield increased to 17.6 cents for the six months ended June 30, 2006, an increase of 6.0% from 16.6 cents for the same period in 2005. With our increased stage length, however, we estimate that our yield would have decreased by approximately three per cent during the second quarter of 2006 and approximately one per cent during the six months ended June 30, 2006, compared to the same periods last year. As a result, this nets us an effective increase in yield of four per cent and seven per cent respectively.



Monique Perreault
Project Manager OCC/Flight Operations

During this quarter, we launched a new wholly-owned subsidiary, WestJet Vacations Inc., providing guests with affordable, reliable and easy-to-book travel packages. By partnering with trusted companies, WestJet Vacations Inc. will offer a wide selection of packaged air, hotel and car rentals for all of our destinations in Canada and the U.S. We

are optimistic that this new endeavour will generate additional value for our guests and increase bottom line contribution, particularly as early booking trends have exceeded our expectations.

In May 2006, we incurred a one-time charge totalling $15.6 million to fully settle our lawsuit with Air Canada. Under this settlement, we agreed to pay Air Canada's investigation and litigation costs of $5.5 million and make a donation of $10 million in the name of Air Canada and WestJet to various children's charities across the country. This settlement also provided for Air Canada and WestJet to withdraw their respective claims against each other and terminated all legal proceedings between the parties. These costs, along with other settlement costs totalling $100,000, have been segregated as a non-operating expense under non-recurring expenses in our consolidated financial statements.

To efficiently control our costs, we are continuously assessing the economic feasibility of our projects to ensure that their long-term benefits will outweigh their costs. In performing a re-assessment of our initiatives to install winglets on our 737-600 aircraft, we considered factors such as the resulting payback period on our upfront investment, as well as the operating efficiencies we have experienced on our 737-700s and 737-800s already equipped with winglets. From this data, we have determined that due to the shorter stage length that our 600-series aircraft will fly, the benefits of installing winglets on these smaller aircraft will be less significant than on our 700- and 800-series, which has led us to discontinue this program on this series of aircraft. Upon commencement of this initiative we capitalized the winglet certifications costs on the 600-series. As a result of the abandonment of this program on our 600-series, we incurred a one-time charge of approximately $609,000 in our maintenance expense in the second quarter of 2006 related to costs previously capitalized for this program.

Positive Trends

During the second quarter, our total revenues increased by 30.3% to $425.4 million, up from $326.4 million in the second quarter of last year. This was generated from increased capacity, higher load factors and somewhat higher fares.

Our average scheduled net leg fare during the three months ended June 30, 2006 was approximately $146 as compared to approximately $141 in the second quarter of 2005. Similarly, our average scheduled net leg fare for the six-month period ended June 30, 2006 was approximately $140 versus approximately $127 in the same period last year.



We achieved strong results through increased flights to our scheduled transborder and charter destinations.



Another key industry measure to analyze our revenue is revenue per available seat mile (RASM). Our RASM performance reflects the combined impact of our increased load factors and average fare. In spite of increasing our capacity by 18.5% during the second quarter of 2006 from the second quarter of 2005, our RASM still increased by 10.1% to 14.2 cents for the three months ended June 30, 2006, from 12.9 cents in the same quarter last year. For the six months ended June 30, 2006, RASM increased to 13.8 cents, a 15.0% increase from the same period in the previous year; however this greater increase came about as a result of the failure of a competitor in early 2005.

Cost Management

As at June 30, 2006 we had a registered fleet of 57 Boeing Next-Generation 737 aircraft, with an average age of 2.3 years. Having the newest most efficient fleet in North America provides us with several advantages such as higher fuel efficiency and reduced maintenance costs.

In addition, these new aircraft provide the ability to fly longer distances than we previously could have flown with our 737-200 aircraft, the last of which was retired on January 9, 2006. Presently, 86% of our current fleet is comprised of 737-700s and 737-800s, which we primarily deploy on our long-haul routes. The composition of our fleet is now better able to accommodate longer-haul flights on transborder destinations and on non-stop routes within Canada.

Our longer-haul flying during the first half of 2006, has translated into an increase in our overall average stage length. Our average stage length increased to 831 miles in the second quarter of this year from 792 miles in the same period last year, a growth of almost five per cent. On a year-to-date basis, our average stage length increased by approximately two per cent to 827 miles as compared to 812 miles during the same period last year. Flights over longer distances generate unit cost benefits such as fixed costs being distributed over more miles flown. Taking into account the impact of the increase in our average stage length, we estimate our CASM should have decreased by approximately three per cent to 12.2 cents during the second quarter of 2006, compared to the same period last year, and approximately one per cent to 12.0 cents during the first six months of this year in comparison to the first six months of 2005. However, as a result of increased variable costs, primarily fuel prices, our CASM climbed at a rate of 2.4% to 12.9 cents per ASM for the three months ended June 30, 2006 from 12.6 cents per ASM for the same quarter last year. Similarly, our year-to-date CASM in the current year increased 5.0% to 12.7 cents from 12.1 cents in the previous year.

Rising fuel costs continue to contribute to difficulties in our industry and remain the single biggest challenge on our costs. Fuel, representing approximately 27% of our total operating expenses, is the one item of expenditure that is difficult for us to control and recover through our operations; however as fuel is denominated in U.S. dollars, the escalation in our fuel costs have been mitigated significantly by the strengthening Canadian dollar. The raw cost of fuel however did increase by 16.5% for the.second quarter compared to the same quarter last year, and 19.5% for the first half

Cost per available seat mile (CASM) (in cents)

	Three Months Ended June 30			Six Months Ended June 30		
	2006	2005	% change over 2005	2006	2005	% change over 2005
Aircraft fuel	3.5	3.2	9.4%	3.4	3.1	9.7%
Airport operations	2.1	2.0	5.0%	2.1	2.1	0.0%
Flight operations and navigational charges	1.9	1.8	5.6%	1.8	1.7	5.9%
Sales and marketing	1.3	1.3	0.0%	1.2	1.0	20.0%
Depreciation and amortization	0.9	1.0	(10.0%)	0.9	1.0	(10.0%)
General and administration	0.7	0.7	0.0%	0.7	0.7	0.0%
Aircraft leasing	0.6	0.6	0.0%	0.6	0.5	20.0%
Maintenance	0.6	0.8	(25.0%)	0.6	0.8	(25.0%)
Interest expense	0.6	0.5	20.0%	0.6	0.5	20.0%
Inflight	0.5	0.5	0.0%	0.5	0.5	0.0%
Guest services	0.2	0.2	0.0%	0.3	0.2	50.0%
	12.9	12.6	2.4%	12.7	12.1	5.0%

of this year versus the first six months of 2005.

Although we have been successful in increasing our average fares, the growth in the price of jet fuel remains a concern. However, our RASM increased by 10.1% for the second quarter of 2006 and 15.0% for the first six months of 2006, compared to the same periods last year, while our total CASM (including fuel) only increased by 2.4%.

To reduce our risk related to volatility in jet fuel prices, we occasionally enter into short-term and long-term financial and physical derivatives. During the first quarter of 2006, we recognized a net loss of $2.2 million included in aircraft fuel expense from various hedging transactions. A net loss of $61,400 associated with aircraft fuel hedging transactions has also been recognized in the current quarter. We have no outstanding hedges as at June 30, 2006.

While we cannot accurately predict fuel prices, we have been proactive in creating a more resilient operating structure by investing in a fleet of new fuel-efficient aircraft to help minimize these costs to the extent possible. Along with the fuel-saving advantages of these aircraft, we also benefit from lower maintenance costs of operating new aircraft.

Our maintenance CASM was reduced by 25.0% to 0.6 cents per ASM, for both the quarter and year-to-date periods ended June 30, 2006, and from 0.8 cents in both comparative periods in 2005. This is the first quarter we operated exclusively with Next-Generation aircraft, as we retired the last of our older 200-series aircraft in the first quarter of 2006. At the end of this quarter, we operated the youngest fleet in North America, consisting of eight 737-600 aircraft, 44 737-700 aircraft and five 737-800 aircraft. At the end of the same quarter last year, we were still operating 16 737-200 aircraft.

As with any new capital investment, the significant portion of ownership benefits is normally realized upfront during the early years of possession. This is due to the inherently lower costs of maintenance, particularly with regards to the costs of items which are being covered by warranties. As our fleet ages, we expect our overall maintenance costs to increase as our Next-Generation aircraft come off their warranty periods. As at June 30, 2006, we had six aircraft no longer under general warranty protection, with an additional eight aircraft coming off of general warranty by the end of this year. Generally, our higher maintenance cost is offset by a lower interest cost on our purchased aircraft due to the speed with which our principal redemption is taking place.



We are clearly seeing strong demand for air travel which is reflected in our improved load factors and stronger revenue per revenue passenger mile (yield).



Our costs associated with airport operations represent our second largest expenditure, comprising approximately 16% of our total operating costs during the second quarter of this year, and approximately 17% of our total operating costs during the first six months of 2006. Our airport operations CASM increased by 5.0% this quarter over the comparative quarter of 2005. This was primarily driven by higher airport fees associated with operating a fleet comprised of heavier aircraft, and by increased flying to the more expensive transborder destinations, since the second quarter of last year.

Although our quarterly unit costs associated

with airport operations have increased, our year-to-date CASM for these costs remained constant at 2.1 cents compared to the same period in the prior year. While in the past few years, we were overburdened by the continuous upward trend in airport rates and fees, we have experienced the first signs of this trend easing. The effects of the alleviated increases in airport rates and fees during 2006 have moderated our higher cost of operating heavier aircraft thus far. While we expect that airport rates and fees may not remain stable in the long-term, we remain confident that their costs should remain stable in the short-term.



To efficiently control our costs, we are assessing the economic feasibility of our projects to ensure that their long-term benefits will outweigh their costs.



Aircraft leasing unit costs for this quarter remained consistent with the same quarter last year at 0.6 cents per ASM. However, for the six months ended June 30, 2006, we experienced an increase of 20.0% in our cost per ASM from the same period in 2005. During the six-month period ended June 30, 2005 we intermittently received five 737-800s and three 737-700s. For the first half of 2006, we incurred lease payments on all of these same aircraft.

For the three and six months ended June 30, 2006, our depreciation and amortization CASM decreased by 10.0% from both comparative periods in the previous year, as a result of one-time adjustments required in conjunction with the disposals of our 737-200 capital leases.

Our future committed aircraft deliveries consist of five 600-series (one received on July 28, 2006) and one 700-series aircraft, which are to be delivered in the second half of 2006, and 11 737-700s and two 737-800s scheduled for delivery between 2007 and 2008. In the first quarter of this year, we completed eight-year leasing arrangements with International Lease Finance Corporation for two of the 737-700 aircraft, which we will be receiving in the first three months of 2007. In addition, four of the deliveries in the later part of 2007 and the first half of 2008 are currently under a lease term-sheet agreement that we finalized in July 2006 with Singapore Aircraft Leasing Enterprise (SALE) for three 737-700 and one 737-800 aircraft. Under this same agreement, we also have options for three 700-series and one 800-series aircraft for delivery in 2009. Furthermore, we have the option to convert any of the 737-700 aircraft commitments into a 737-800 aircraft. Lease terms are for eight years for the 700-series and 10 years for the 800-series.

As we investigate financing alternatives to support our aircraft acquisitions, we focus on minimizing costs while maintaining flexibility to accommodate our operational growth plans. Leasing is a desirable alternative financing method that has several benefits such as safeguarding from the obsolescence that would otherwise occur with owned assets and conservation of upfront capital. While approximately a third of the aircraft in our fleet are financed through operating leases, when possible, we take advantage of attractive low-cost, long-term debt financing to purchase the majority of our aircraft.

Interest CASM has increased by 20.0% for both the three and six months ended June 30, 2006 to 0.6 cents per ASM from 0.5 cents per ASM, in the same periods last year, due to the additional



Patricia Gauthier
Training Instructor, Airports

financing required to support our growing fleet. Since the second quarter of 2005, we have acquired an additional 13 Next-Generation aircraft by means of Canadian dollar loans supported by the Export-Import Bank of the United States (Ex-Im), ending this quarter with 39 of our aircraft financed with Ex-Im Bank guarantees. Having the support of Ex-Im Bank has allowed us to secure low interest rates on the financing for each of these aircraft, ranging between 4.62% and 5.98%, for all of these aircraft. The debt on these aircraft is financed over a term of 12 years and redeemed on a straight-line basis.

During the quarter, we received the last two aircraft supported under our Final Commitment with Ex-Im. Subsequent to the quarter end, we converted a portion of our Preliminary Commitment with Ex-Im Bank to a Final Commitment to cover six aircraft to be delivered between July and December 2006, the first of which we received July 28, 2006. At the same time, we successfully arranged financing facilities for all of these aircraft totalling U.S. $191.1 million, with the ability to forward fix the interest and foreign exchange rates in advance of delivery, thereby reducing our exposure to fluctuations in these rates until the time we receive the related aircraft. We have also received a Preliminary Commitment from Ex-Im to cover seven aircraft for delivery in 2007 and 2008.

Our cost of flight operations and the cost of navigational services provided by Nav Canada include costs associated with compensating our pilots, flight attendants and dispatchers. In February 2006, an overwhelming majority of our pilots voted in favour to accept a new agreement developed by the WestJet Pilots Association (WJPA) and WestJet's Flight Operations Leadership. This new agreement is for a three-year term and allows us to maintain our low-cost structure through greater productivity of our pilot group.

Under this new agreement, pilots have the choice of opting to receive various levels of cash in lieu of options as part of their compensation arrangement. Under the old pilot agreement, we were bound to issue another year of options to all of our pilots, which we fulfilled under the May 2006 option grant. In accordance with the new agreement, for pilots who elected to receive various levels of cash in place of options for next year's option grant, we will incur a charge of approximately $1.2 million per month through to April, 2007.



Having the newest most efficient fleet in North America provides us with several advantages such as higher fuel efficiency and reduced maintenance costs.



As our industry continues to evolve and we continue to expand our fleet and our network, it becomes increasingly important to invest in our sales and marketing efforts to compete effectively. Sales and marketing CASM remained stable at 1.3 cents per ASM for both the second quarter in 2005 and 2006. However, our sales and marketing CASM for the current six-month period increased by 20.0% to 1.2 cents per ASM from 1.0 cent per ASM in the same prior period. These increases were largely due to the advertising campaign we launched earlier this year to refresh the WestJet brand, as well as total commissions and incentives paid to our valued travel agent partners. Of the total cost, 36.4% is paid to travel agents as commission. This is significantly offset by higher average fares paid by the business traveller who tends to book flights closer to the time of departure.

The current tax expense of $1.5 million combined with the future tax provision of $5.4 million, resulted in a net income tax expense of $6.9 million for the six months ended June 30, 2006. Overall our total tax expense is significantly lower than otherwise expected as the federal government, together with several provincial governments, substantively enacted corporate tax rate reductions during the second quarter. The revaluation of our future tax liability resulted in an approximate $11.2 million recovery of future income tax expense.



Our financial position and liquidity continues to remain strong as we complete the quarter with a cash balance of $358.5 million.



The federal government also eliminated the large corporations tax (LCT), effective January 1, 2006, which created a reversal of approximately $1 million of LCT already accrued in the year.

Strong Financial Position and Liquidity

Our financial position and liquidity continues to remain strong as we completed the quarter with a cash balance of $358.5 million versus $259.6 million at the end of 2005, and generated a working capital



Rod Perreault
Lead Shipping, Receiving, Mail and Material

ratio of 0.9 to 1 compared to 0.8 to 1 on December 31, 2005. Our debt-to-equity ratio remains at 2.5 to 1 as at June 30, 2006, similar to the debt-to-equity ratio we experienced at year-end 2005. This is a significant accomplishment, given the $216.2 million in additional debt we incurred since year-end 2005 that was primarily used to acquire new aircraft. When calculating our debt-to-equity ratio we include the present value of our off-balance sheet financing related to aircraft operating leases, which totalled $441.4 million at the end of this quarter. This ensures that this ratio accurately represents the leverage on our balance sheet.

For the six months ended June 30, 2006 we generated $191.6 million in net cash flow from operating activities compared to $149.8 million in the same prior-year period. Operating cash flow in the current year was largely impacted by the positive trend in our bookings and higher unit revenues we earned from the sale of our flights.



We will continue to provide strong financial performance through a mixture of prudent cost management and a positive revenue environment.



We realized a net cash inflow of $147.9 million from financing activities during the first six months of this year compared to a net cash use of $37.5 million in the same period last year. Our financing cash flow, during the current year-to-date period, was largely impacted by $216.2 million in long-term debt financing we received, principally to pay for 85% of the purchase price of six aircraft supported by Ex-Im. During the same period last year, all of our aircraft acquisitions were financed through sale and operating leaseback transactions so we incurred no direct debt. During this quarter we also financed $9 million to purchase our third Next-Generation flight simulator.

Our net cash used in investing activities during the first two quarters of 2006, was $240.6 million compared to $20.0 million dollars during the first six months of 2005. Our current period investing activities primarily relate to new aircraft acquisitions.

As at July 28, 2006, we had 129,578,305 shares outstanding: 122,468,780 common voting shares and 7,109,525 variable voting shares, as well as 15,529,807 stock options outstanding.

Our contractual obligations as at June 30, 2006 for each of the next five years have not materially changed as disclosed in the annual report, December 31, 2005.

Looking Forward

The summer is the most profitable time of the year for airlines. While we are currently in the midst of this busy time, we are encouraged by our positive operating results thus far and we are optimistic that we will continue to provide a strong financial performance through a mixture of prudent cost management and a positive revenue environment. We anticipate that our accomplishments this quarter will carry on throughout the remainder of this year and beyond.

August 1, 2006

CONSOLIDATED BALANCE SHEETS

WestJet Airlines Ltd.

June 30, 2006, December 31, 2005 and June 30, 2005 (Unaudited)
(Stated in Thousands of Dollars)

	June 30 2006	December 31 2005	June 30 2005
Assets			
Current assets:			
Cash and cash equivalents (note 3)	$ 358,465	$ 259,640	$ 240,880
Accounts receivable	12,340	8,022	8,896
Income taxes recoverable	14,409	13,909	11,541
Assets held for sale	—	—	4,268
Prepaid expenses and deposits	33,708	31,746	29,675
Inventory	6,774	6,259	4,782
	425,696	319,576	300,042
Property and equipment (note 1)	1,993,522	1,803,497	1,568,188
Other assets	94,740	90,019	82,046
	$ 2,513,958	$ 2,213,092	$ 1,950,276
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities (note 5(c))	$ 121,134	$ 100,052	$ 93,410
Advance ticket sales	202,430	127,450	163,673
Non-refundable guest credits	34,547	32,814	26,649
Current portion of long-term debt (note 2)	132,550	114,115	95,572
Current portion of obligations under capital lease (note 5(b))	346	2,466	4,242
	491,007	376,897	383,546
Long-term debt (note 2)	1,183,234	1,044,719	859,535
Obligations under capital lease (note 5(b))	1,663	1,690	861
Other liabilities	14,548	16,982	16,624
Future income tax	108,045	102,651	75,342
	1,798,497	1,542,939	1,335,908
Shareholders' equity:			
Share capital (note 4(a))	429,711	429,613	414,542
Contributed surplus (note 4(e))	49,088	39,093	29,676
Retained earnings	236,662	201,447	170,150
	715,461	670,153	614,368
Commitments and contingencies (note 5)			
	$ 2,513,958	$ 2,213,092	$ 1,950,276

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS

WestJet Airlines Ltd.

For the periods ended June 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Revenues:				
Guest revenues	$ 377,658	$ 287,490	$ 693,775	$ 511,301
Charter and other	44,463	37,644	113,538	107,428
Interest income	3,231	1,285	5,594	2,291
	425,352	326,419	812,907	621,020
Expenses:				
Aircraft fuel	104,543	81,358	200,045	159,027
Airport operations	62,045	51,141	126,869	108,418
Flight operations and navigational charges	56,423	44,418	105,269	86,349
Sales and marketing	39,662	32,686	72,044	52,591
Depreciation and amortization	27,781	26,351	51,832	51,876
General and administration	20,826	18,306	40,057	35,121
Aircraft leasing	17,610	15,449	36,103	27,014
Maintenance	17,163	18,352	37,600	38,548
Interest expense	16,897	13,378	32,453	26,813
Inflight	16,332	12,717	30,776	25,711
Guest services	7,471	5,704	14,983	12,607
	386,753	319,860	748,031	624,075
Earnings (loss) from operations	38,599	6,559	64,876	(3,055)
Non-operating income (expense):				
Gain (loss) on foreign exchange	(3,218)	436	(2,952)	(105)
Gain (loss) on disposal of property and equipment	(33)	42	801	83
Non-recurring expenses (note 5(c))	(15,600)	—	(15,600)	—
	(18,851)	478	(17,751)	(22)
Employee profit share (note 6)	(2,122)	—	(4,969)	—
Earnings (loss) before income taxes	17,626	7,037	42,156	(3,077)
Income tax (expense) recovery (note 7):				
Current	(252)	(991)	(1,544)	3,752
Future	4,981	(3,748)	(5,397)	(7,971)
	4,729	(4,739)	(6,941)	(4,219)
Net earnings (loss)	22,355	2,298	35,215	(7,296)

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS

(Continued)

WestJet Airlines Ltd.

For the periods ended June 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Retained earnings, beginning of period	$ 214,307	$ 167,852	$ 201,447	$ 177,446
Net earnings (loss)	22,355	2,298	35,215	(7,296)
Retained earnings, end of period	$ 236,662	$ 170,150	$ 236,662	$ 170,150
Earnings (loss) per share (note 4(c)):				
Basic	$ 0.17	$ 0.02	$ 0.27	$ (0.06)
Diluted	$ 0.17	$ 0.02	$ 0.27	$ (0.06)
Operating highlights:				
Available seat miles	3,002,241,066	2,533,992,650	5,899,348,947	5,164,173,275
Revenue passenger miles	2,325,802,995	1,798,293,275	4,626,250,470	3,732,974,264
Load factor	77.5%	71.0%	78.4%	72.3%
Revenue per passenger mile (cents)	18.3	18.2	17.6	16.6
Revenue per available seat mile (cents)	14.2	12.9	13.8	12.0
Cost per passenger mile (cents)	16.6	17.8	16.2	16.7
Cost per available seat mile (cents)	12.9	12.6	12.7	12.1
Fuel consumption (litres)	146,386,704	132,626,512	288,678,322	274,090,261
Fuel cost/litre (cents)	71.4	61.3	69.3	58.0
Segment guests	2,700,404	2,173,899	5,321,596	4,451,299
Average stage length	831	792	827	812
Number of full-time equivalent employees at quarter end	4,603	4,275	4,603	4,275
Fleet size at quarter end	57	60	57	60
Aircraft available for use	57	54	57	54

CONSOLIDATED STATEMENTS OF CASH FLOWS

WestJet Airlines Ltd.

For the periods ended June 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Cash provided by (used in):				
Operating activities:				
Net earnings (loss)	$ 22,355	$ 2,298	$ 35,215	$ (7,296)
Items not involving cash:				
Depreciation and amortization	27,781	26,351	51,832	51,876
Amortization of other liabilities	(217)	(144)	(434)	(170)
Amortization of hedge settlements	347	347	695	695
(Gain) loss on disposal of property and equipment	33	(42)	(801)	(83)
Stock-based compensation expense	5,417	4,549	10,100	8,085
Issued from treasury stock	—	5,612	—	10,213
Future income tax expense (recovery)	(4,981)	3,748	5,397	7,971
Decrease in non-cash working capital	57,560	51,249	89,571	78,537
	108,295	93,968	191,575	149,828
Financing activities:				
Repayment of long-term debt	(30,727)	(23,927)	(59,247)	(47,829)
Increase in long-term debt	77,316	—	216,197	—
Decrease in obligations under capital lease	(84)	(1,457)	(310)	(2,888)
Increase in other liabilities	—	7,686	—	8,530
Share issuance costs	(10)	(33)	(10)	(33)
Increase in other assets	(2,059)	(4,568)	(7,707)	(8,201)
Issuance of common shares	—	7,252	—	13,496
Increase in non-cash working capital	(1,071)	(573)	(1,071)	(573)
	43,365	(15,620)	147,852	(37,498)
Investing activities:				
Aircraft additions	(58,882)	(249,748)	(218,615)	(391,118)
Aircraft disposals	40	261,460	3,760	396,678
Other property and equipment additions	(22,490)	(17,308)	(27,219)	(25,613)
Other property and equipment disposals	37	22	1,472	71
	(81,295)	(5,574)	(240,602)	(19,982)
Increase in cash	70,365	72,774	98,825	92,348
Cash, beginning of period	288,100	168,106	259,640	148,532
Cash, end of period	$ 358,465	$ 240,880	$ 358,465	$ 240,880

Cash is defined as cash and cash equivalents.

Cash interest paid during the three and six months ended June 30, 2006 were $15,713,000 (2005 – $13,356,000) and $30,491,000 (2005 – $27,061,000), respectively.

Net cash taxes paid during the three and six months ended June 30, 2006 were $1,102,000 (2005 – $463,000) and $2,044,000 (2005 – $2,868,000), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WestJet Airlines Ltd.

For the periods ended June 30, 2006 and 2005 (Unaudited)
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. Property and equipment:

June 30, 2006	Cost	Accumulated depreciation	Net book value
Aircraft	$ 1,846,743	$ 141,280	$ 1,705,463
Ground property and equipment	150,690	56,711	93,979
Spare engines and parts	84,700	10,938	73,762
Buildings	39,501	4,318	35,183
Leasehold improvements	6,519	4,273	2,246
Other assets under capital lease	2,481	445	2,036
	2,130,634	217,965	1,912,669
Deposits on aircraft	57,661	—	57,661
Assets under development	23,192	—	23,192
	$ 2,211,487	$ 217,965	$ 1,993,522

December 31, 2005	Cost	Accumulated depreciation	Net book value
Aircraft – Next-Generation	$ 1,619,850	$ 102,914	$ 1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts – Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Spare engines and parts – 200-series	12,547	11,128	1,419
Aircraft – 200-series	3,892	2,861	1,031
Aircraft under capital lease	19,475	19,475	—
	1,907,168	205,086	1,702,082
Deposits on aircraft	73,493	—	73,493
Assets under development	27,922	—	27,922
	$ 2,008,583	$ 205,086	$ 1,803,497



1. **Property and equipment (continued):**

June 30, 2005		Cost		Accumulated depreciation		Net book value
Aircraft – Next-Generation	$	1,312,456	$	70,275	$	1,242,181
Ground property and equipment		123,928		42,967		80,961
Spare engines and parts – Next-Generation		63,877		6,450		57,427
Buildings		39,636		3,332		36,304
Leasehold improvements		6,057		3,564		2,493
Spare engines and parts – 200-series		22,223		17,127		5,096
Aircraft – 200-series		62,785		57,006		5,779
Aircraft under capital lease		31,652		29,101		2,551
		1,662,614		229,822		1,432,792
Deposits on aircraft		115,010		—		115,010
Assets under development		20,386		—		20,386
	$	1,798,010	$	229,822	$	1,568,188

During the three and six months ended June 30, 2006, property and equipment was acquired at an aggregate cost of $NIL (2005 – $1,031,000) and $172,000 (2005 – $1,031,000), respectively, by means of capital leases.

2. **Long-term debt:**

		June 30 2006		December 31 2005		June 30 2005
$1,507,083,000 in 39 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $686,000 to $955,000, guaranteed by the Ex-Im Bank and secured by 31 700-series aircraft and eight 600-series aircraft, and maturing between 2014 and 2018. 36 of these facilities include fixed rate weighted average interest of 5.32%. The remaining three facilities, totalling $101,220,000, includes weighted average floating interest at the Canadian LIBOR rate plus 0.08% (effective interest rate of 4.21% as at June 30, 2006) until after the first scheduled repayment date in July 2006, after such time the interest rate on the loans will be fixed at a weighted average rate of 5.01% for the remaining period the loans are outstanding.	$	1,260,933	$	1,114,506	$	910,777
$35,000,000 in three individual term loans, repayable in monthly instalments ranging from $104,000 to $166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88%, as at June 30, 2006, maturing in June 2011, secured by three Next-Generation flight simulators.		27,580		19,615		20,648
$12,000,000 term loan, repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.		10,597		10,767		10,912

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WestJet Airlines Ltd.

For the periods ended June 30, 2006 and 2005 (Unaudited)
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

2. Long-term debt (continued):

	June 30 2006	December 31 2005	June 30 2005
$16,968,000 in 24 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 4.26%, as at June 30, 2006, maturing between 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	13,396	10,462	5,609
$4,550,000 term loan, repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 6.50%, as at June 30, 2006, maturing April 2013, secured by the Calgary hangar facility.	3,278	3,484	3,690
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% having matured in October 2005.	—	—	3,471
	1,315,784	1,158,834	955,107
Less current portion	132,550	114,115	95,572
	$ 1,183,234	$ 1,044,719	$ 859,535

Future scheduled repayments of long-term debt are as follows:

2006	$ 66,228
2007	132,683
2008	145,885
2009	130,053
2010	129,253
2011 and thereafter	711,682
	$ 1,315,784

Subsequent to the quarter ended June 30, 2006, the Corporation converted US $191.1 million of preliminary commitments with the Export-Import Bank of the United States ("Ex-Im Bank") into a final commitment to support the acquisition of five Boeing Next-Generation 737-600 aircraft and one Boeing Next-Generation 737-700 aircraft and their related live satellite television systems, to be delivered between July and December 2006. In addition, Ex-Im Bank has provided a preliminary commitment of US $247.8 million to cover an additional seven aircraft to be delivered between 2007 and 2008.

Subsequent to the quarter ended June 30, 2006, the Corporation completed financing arrangements for US $191.1 million supported by loan guarantees from the Ex-Im Bank on six aircraft as outlined above. This facility will be drawn in Canadian dollars, in separate instalments, with 12-year terms for each new aircraft. Each loan will be amortized on a straight-line basis over the 12-year term in quarterly



2. **Long-term debt (continued):**

principal instalments, and interest calculated on the outstanding balance. Subsequent to June 30, 2006 the Corporation has taken delivery of the first aircraft under this facility and has drawn a total of CAD $34.4 million (US $30.1 million).

The Corporation is charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank final commitment, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

3. **Financial Instruments:**

At June 30, 2006, the Corporation had U.S. dollar cash and cash equivalents totalling US $40,048,000 (December 31, 2005 – US $35,453,000, June 30, 2005 – US $33,928,000).

As at June 30, 2006 cash and cash equivalents include US $8,959,000 of restricted cash (December 31, 2005 – US $6,317,000, June 30, 2005 – US $62,000).

4. **Share capital:**

(a) Issued and outstanding:

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006		Twelve Months Ended December 31, 2005	
	Number	Amount	Number	Amount	Number	Amount
Common and variable voting shares:						
Balance, beginning of period	129,578,305	$ 429,718	129,575,099	$ 429,613	125,497,407	$ 390,469
Exercise of options	—	—	3,206	—	1,333,791	3,389
Stock-based compensation expense	—	—	—	105	—	488
Issued from treasury	—	—	—	—	2,743,901	35,410
Share issuance costs	—	(10)	—	(10)	—	(215)
Tax benefit of issue costs	—	3	—	3	—	72
Balance, end of period	129,578,305	$ 429,711	129,578,305	$ 429,711	129,575,099	$ 429,613

As at June 30, 2006, the number of issued and outstanding common voting shares and variable voting shares amounted to 121,826,524 and 7,751,781, respectively.

WestJet Airlines Ltd.

For the periods ended June 30, 2006 and 2005 (Unaudited)
(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

4. Share capital (continued):

(a) Issued and outstanding (continued):

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	127,029,152	$401,450	125,497,407	$ 390,469
Exercise of options	465,944	1,640	1,316,130	3,284
Stock-based compensation expense	—	250	—	386
Issued from treasury	760,826	11,224	1,442,385	20,425
Share issuance costs	—	(33)	—	(33)
Tax benefit of issue costs	—	11	—	11
Balance, end of period	128,255,922	$ 414,542	128,255,922	$ 414,542

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee to purchase common shares. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the period ended June 30, 2006, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. For the three and six months ended June 30, 2006 $NIL of common shares were issued from treasury (three-months ended June 30, 2005 – $5,612,000, six months ended June 30, 2005 – $10,213,000), representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

4. Share capital (continued):

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006		Twelve Months Ended December 31, 2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of period	11,337,573	$ 13.94	11,428,718	$ 13.94	10,682,082	$ 12.37
Granted	5,862,405	$ 11.82	5,879,979	$ 11.82	4,474,184	$ 14.46
Exercised	—	$ —	(27,736)	$ 11.21	(3,506,625)	$ 9.82
Cancelled	(21,860)	$ 13.49	(81,756)	$ 14.42	(147,309)	$ 14.53
Repurchased	—	$ —	—	$ —	(66,724)	$ 11.99
Expired	(1,551,060)	$ 13.82	(1,572,147)	$ 13.80	(6,890)	$ 13.79
Stock options outstanding, end of period	15,627,058	$ 13.16	15,627,058	$ 13.16	11,428,718	$ 13.94
Exercisable, end of period	5,264,888	$ 13.44	5,264,888	$ 13.44	3,920,623	$ 12.24

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of period	8,426,911	$ 13.09	10,682,082	$ 12.37
Granted	4,224,053	$ 14.60	4,431,734	$ 14.48
Exercised	(1,034,909)	$ 9.90	(3,467,904)	$ 9.82
Cancelled	(27,585)	$ 15.13	(57,442)	$ 14.84
Stock options outstanding, end of period	11,588,470	$ 13.92	11,588,470	$ 13.92
Exercisable, end of period	3,946,214	$ 12.22	3,946,214	$ 12.22

Under the terms of the Corporation's Stock Option Plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation or (b) elect to receive a number of shares equivalent to the difference between market value of the options and the aggregate exercise price. For the three and six months ended June 30, 2006, option holders exercised nil and 27,736 options, respectively, on a cashless settlement basis (three months ended June 30, 2005 – 867,493 options, six months ended June 30, 2005 – 3,127,425 options), and received nil and 3,206 shares, respectively (three months ended June 30, 2005 – 298,528 shares, six months ended June 30, 2005 – 975,651 shares).

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

4. Share capital (continued):

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Weighted average number of common shares outstanding – basic	129,578,305	127,690,721	129,577,787	126,989,015
Effect of dilutive employee stock options	55,252	713,159	97,962	—
Weighted average number of common shares outstanding – diluted	129,633,557	128,403,880	129,675,749	126,989,015

For the three and six months ended June 30, 2006, a total of 12,981,013 and 12,981,013 (three months ended June 30, 2005 – 7,151,832, six months ended June 30, 2005 – 11,588,470) options respectively, were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee stock option compensation expense included in flight operations and general and administration expenses totalled $5,417,000 and $10,100,000 for the three and six months ended June 30, 2006, respectively (three months ended June 30, 2005 – $4,549,000, six months ended June 30, 2005 – $8,085,000).

The fair market value of options granted during the three and six months ended June 30, 2006 and 2005 and the weighted average assumptions used in their determination are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Weighted average fair market value per option	$ 4.29	$ 5.33	$ 4.29	$ 5.33
Average risk-free interest rate	4.24%	3.40%	4.24%	3.40%
Average volatility	42%	43%	42%	43%
Expected life (years)	3.6	3.7	3.6	3.7
Dividends per share	$ —	$ —	$ —	$ —

4. Share capital (continued):

(e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three Months Ended June 30		Six Months Ended June 30		Twelve Months Ended December 31
	2006	2005	2006	2005	2005
Balance, beginning of period	$ 43,671	$ 25,377	$ 39,093	$ 21,977	$ 21,977
Stock-based compensation expense	5,417	4,549	10,100	8,085	17,604
Stock options exercised	—	(250)	(105)	(386)	(488)
Balance, end of period	$ 49,088	$ 29,676	$ 49,088	$ 29,676	$ 39,093

5. Commitments and contingencies:

(a) Aircraft:

The Corporation has committed to purchase five 737-600s, seven 737-700s and one 737-800 Next-Generation aircraft for delivery between 2006 and 2008.

The remaining estimated amounts to be paid in deposits and purchase prices in U.S. dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are $191,948,000 for 2006, $158,838,000 for 2007 and $97,847,000 for 2008.

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses and satellite programming, as well as capital leases relating to ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2006	$ 222	$ 44,132
2007	444	95,722
2008	444	112,216
2009	444	111,950
2010	698	101,595
2011 and thereafter	37	469,691
Total lease payments	2,289	$ 935,306
Less imputed interest at 5.29%	(280)	
Net minimum lease payments	2,009	
Less current portion of obligations under capital lease	(346)	
Obligations under capital lease	$ 1,663	

The U.S. dollar amounts of operating leases which have been included at their Canadian dollar equivalent above are: 2006 – $33,625,000; 2007 – $76,717,000; 2008 – $93,106,000; 2009 – $96,394,000; 2010 – $88,588,000; 2011 and thereafter – $405,872,000. The Corporation has committed to lease an additional five 737-700 aircraft and one 737-800 aircraft to be delivered during 2007 and 2008 for eight- and 10-year terms, respectively, in U.S. dollars. These amounts have been included at their Canadian dollar equivalent in the above table.

(Tabular Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

5. Commitments and contingencies (continued):

(c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220 million in an amendment to its statement of claim. On May 29, 2006, as a full settlement, the Corporation has agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and has accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. *Air Canada has accepted the Corporation's apology and withdrawn its claims in light of this settlement.* All legal proceedings between the parties have been terminated. These amounts and other settlement costs have been included in non-recurring expenses. As at June 30, 2006, $5.6 million has been paid under this settlement with the $10 million balance outstanding included in accounts payable and accrued liabilities.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

The Corporation is party to legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

6. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

7. Income taxes:

During the second quarter of 2006, the federal government and various provinces in which the Corporation operates enacted legislation reducing the federal and provincial statutory income tax rates. The impact of this legislation is a reduction of the Corporation's liability and provision for future income taxes of $11.2 million. The federal government also eliminated the large corporations tax (LCT) effective January 1, 2006, which created a reversal of approximately $1 million of LCT already accrued as current tax expense in the year.

8. Comparative figures:

Certain prior-period balances have been reclassified to conform to the current period's presentation.


WESTJET

Boeing Next-Generation aircraft, Calgary Hangar

westjet.com


WESTJET